SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)


                               CAIS Internet, Inc.
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    12476Q102
                                 ---------------
                                 (CUSIP Number)

                               Robert S. Woodruff
                     Qwest Communications International Inc.
                                 700 Qwest Tower
                                 555 17th Street
                             Denver, Colorado 80202
                                 (303) 992-1400
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 27, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 73 Pages)

--------------------------                              ------------------------
CUSIP NO. 12476Q102                   13D               Page 2 of 73
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    U.S. Telesource, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
            SHARES                    1,677,415 shares of Common Stock
         BENEFICIALLY          -------------------------------------------------
           OWNED BY            8      SHARED VOTING POWER
             EACH                     0
       REPORTING PERSON        -------------------------------------------------
             WITH              9      SOLE DISPOSITIVE POWER
                                      1,677,415 shares of Common Stock
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,677,415 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------
                            *SEE ITEM 4 OF TEXT BELOW

--------------------------                              ------------------------
CUSIP NO. 12476Q102                   13D               Page 3 of 73
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Qwest Communications Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
            SHARES                    1,677,415 shares of Common Stock
         BENEFICIALLY          -------------------------------------------------
           OWNED BY            8      SHARED VOTING POWER
             EACH                     0
       REPORTING PERSON        -------------------------------------------------
             WITH              9      SOLE DISPOSITIVE POWER
                                      1,677,415 shares of Common Stock
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,677,415 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------
                            *SEE ITEM 4 OF TEXT BELOW

--------------------------                              ------------------------
CUSIP NO. 12476Q102                   13D               Page 4 of 73
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Qwest Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Colorado
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
            SHARES                    1,677,415 shares of Common Stock
         BENEFICIALLY          -------------------------------------------------
           OWNED BY            8      SHARED VOTING POWER
             EACH                     0
       REPORTING PERSON        -------------------------------------------------
             WITH              9      SOLE DISPOSITIVE POWER
                                      1,677,415 shares of Common Stock
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,677,415 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------
                            *SEE ITEM 4 OF TEXT BELOW

--------------------------                              ------------------------
CUSIP NO. 12476Q102                   13D               Page 5 of 73
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Qwest Communications International Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
            SHARES                    1,677,415 shares of Common Stock
         BENEFICIALLY          -------------------------------------------------
           OWNED BY            8      SHARED VOTING POWER
             EACH                     0
       REPORTING PERSON        -------------------------------------------------
             WITH              9      SOLE DISPOSITIVE POWER
                                      1,677,415 shares of Common Stock
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,677,415 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------
                            *SEE ITEM 4 OF TEXT BELOW

--------------------------                              ------------------------
CUSIP NO. 12476Q102                   13D               Page 6  of 73
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Anschutz Company
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
            SHARES                    1,677,415 shares of Common Stock
         BENEFICIALLY          -------------------------------------------------
           OWNED BY            8      SHARED VOTING POWER
             EACH                     0
       REPORTING PERSON        -------------------------------------------------
             WITH              9      SOLE DISPOSITIVE POWER
                                      1,677,415 shares of Common Stock
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,677,415 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------
                            *SEE ITEM 4 OF TEXT BELOW

--------------------------                              ------------------------
CUSIP NO. 12476Q102                   13D               Page 7 of 73
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Philip F. Anschutz
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
            SHARES                    1,677,415 shares of Common Stock
         BENEFICIALLY          -------------------------------------------------
           OWNED BY            8      SHARED VOTING POWER
             EACH                     0
       REPORTING PERSON        -------------------------------------------------
             WITH              9      SOLE DISPOSITIVE POWER
                                      1,677,415 shares of Common Stock
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,677,415 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------
                            *SEE ITEM 4 OF TEXT BELOW

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, $.01 par value ("Common Stock") of CAIS Internet, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1255 22nd Street, NW, 4th Floor, Washington, D.C. 20037.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by U.S. Telesource, Inc. ("USTI"), Qwest Communications Corporation ("QCC"), Qwest Corporation ("QC"), Qwest Communications International Inc. ("QCI"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), all of whom collectively are sometimes hereinafter referred to as the "Reporting Persons."

         USTI is a Delaware corporation and a direct wholly-owned subsidiary of QCC. QCC is a Delaware corporation and a direct wholly-owned subsidiary of QC. QC is a Colorado corporation and is a direct wholly-owned subsidiary of QCI. QCI is a publicly-traded Delaware corporation. AC is a Delaware corporation and the beneficial owner of approximately 39% of the outstanding shares of QCI. Anschutz is the beneficial owner of 100% of the capital stock of AC. USTI's, QCC's, QC's, QCI's, AC's and Anschutz's principal and business address is 555 17th Street, Denver, Colorado 80202. The principal business of USTI is to acquire and hold securities and other investment assets. The principal business of QCC and QCI is providing voice, image and data communications. QC's principal business is functioning as a holding company for QCC. The principal business of AC and Anschutz is railroad transportation, communications, natural resources, real estate and sports entertainment.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of the persons enumerated in Instruction C with respect to the Reporting Persons (collectively, the "Control Parties") that is a natural person is as set forth on Exhibit A.

         None of the Reporting Persons or the Control Parties has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds used in making the purchase of the Series C Shares and the Warrant (as defined in Item 4 below) was approximately $15 million. USTI obtained such funds from one of its affiliates.

ITEM 4.  PURPOSE OF TRANSACTION

         On September 29, 1999, USTI purchased 125,000 shares of the Company's Series C Preferred Stock, par value $.01 (the "Series C Shares") pursuant to that certain Series C Preferred Stock Purchase Agreement, dated as of September 29, 1999 (the "Purchase Agreement") by and between the Company and USTI, a copy of which is attached hereto as Exhibit B. At any time after the issuance of the Series C Shares and from time to time, at the option of the holder thereof, each Series C Share is convertible into ten shares of Common Stock, subject to adjustment in accordance with the terms provided in the Company's Certificate of Designation and subject to the limitation that, at no time, will the aggregate of the number of shares of Common Stock issuable to the holder upon any conversion of Series C Shares plus the number of shares of Common Stock beneficially owned by such holder that were previously issued upon any conversion of Series C Shares exceed 4.99% of the total issued and outstanding shares of Common Stock.

         On October 27, 1999, USTI also acquired a Common Stock Warrant (the "Warrant") from the Company, which entitles USTI to purchase up to 500,000 shares of Common Stock at an exercise price of $12.00 per share subject to adjustment for anti-dilution purposes. The Warrant may be exercised in whole or in part at any time on or after the date of issuance of the Warrant and will expire to the extent that the Warrant remains unexercised on October 28, 2002.

         This statement on Schedule 13D relates to the acquisition of beneficial ownership of the Common Stock into which the Series C Shares may be converted and beneficial ownership of the Common Stock that USTI is entitled to purchase upon exercise of the Warrant. The aggregate number of shares of Common Stock beneficially owned directly or indirectly by each of the Reporting Persons by virtue of their beneficial ownership of Series C Shares, on an as-converted basis, and of the Warrant, on an as-exercised basis, is set forth in Item 5(a).

         The purpose of the acquisition of the Series C Shares and the Warrant by the Reporting Persons is to make an equity investment in the Company. In addition, QCC and the Company have entered into certain commercial arrangements pursuant to which the Company agreed to purchase certain services from QCC, including a purchase from QCC of long-term network capacity and a revenue commitment of $10 million to purchase certain other services from QCC over the next 60 months, to co-locate equipment with QCC where desirable and to conduct joint marketing and brand development with QCC where desirable.

         Except as may be set forth in the Schedule 13D, USTI and its affiliates have no present plans or proposals that relate to or would result in any actions of the type described in items (a) through (j) of Item 4 of Schedule 13D.

         The summary of the terms of the Purchase Agreement and the Warrant set forth herein is not intended to be complete and is qualified in its entirety by reference to the full texts of such agreements, copies of which are filed as Exhibit B and Exhibit C hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

WITH RESPECT TO EACH REPORTING PERSON:

(a)       AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF COMMON STOCK:

          USTI has direct beneficial ownership of 1,677,415 shares of Common Stock, which represents 7.0% of the outstanding Common Stock.

          QCC, QC, QCI, AC and Anschutz each have indirect beneficial ownership of 1,677,415 shares of Common Stock, which represents 7.0% of the outstanding Common Stock.

(b)       NUMBER OF SHARES OF COMMON STOCK AS TO WHICH EACH REPORTING PERSON
          HOLDS:

          (i)     Sole power to vote or to direct the vote: 1,677,415
          (ii)    Shared power to vote or to direct the vote: 0
          (iii)   Sole power to dispose or to direct the disposition: 1,677,415
          (iv)    Shared power to dispose or to direct the disposition: 0

(c)       TRANSACTIONS IN THE PREVIOUS 60 DAYS:

          To the extent that the acquisition of the Series C Shares and the Warrant constitute transactions in Common Stock, the Reporting Persons effected transactions in Common Stock when they acquired beneficial ownership of Common Stock by virtue of their acquisition of the Series C Shares at the closing of the transactions contemplated by the Purchase Agreement and the acquisition of the Warrant on October 27, 1999. The Series C Shares were purchased directly from the issuer in a private transaction for an aggregate consideration of $15 million. The Warrant was purchased directly from the issuer for $1.00.

(d) ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT DIVIDENDS:

          Not applicable.

(e) DATE ON WHICH THE REPORTING PERSON CEASED TO BE A BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES:

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See Item 4 for a description of the Purchase Agreement and Warrant, which description is incorporated herein by this reference.

          USTI and the Company have also entered into a Registration Rights and Lock-Up Agreement, dated as of September 29, 1999, as amended by the First Amendment to Registration Rights and Lock-Up Agreement, dated as of October 27, 1999 (collectively, the "Registration Rights Agreement") pursuant to which USTI is entitled to certain demand registration rights and incidental registration rights with respect to shares of the Common Stock of the Company that are received upon the conversion of the Series C Shares or the exercise of the

Warrant (the "Registrable Shares"). In addition, the Registration Rights Agreement restricts USTI from transferring, offering, pledging, selling or contracting to sell, granting any options for the sale of or otherwise disposing of, directly or indirectly, any of the Series C Shares, the Warrant or the Registrable Shares through November 21, 1999 or, in connection with any public offering by the Company, for a period of ninety days from the effective date of the registration statement relating to such offering unless the Company and the managing underwriters have given prior written consent. The summary of the terms of the Registration Rights Agreement set forth herein is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit D hereto.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A:  Name, residence or business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the Control Parties that is a natural person.

EXHIBIT B:  Series C Preferred Stock Purchase Agreement

EXHIBIT C:  Common Stock Warrant of CAIS Internet, Inc.

EXHIBIT D:  Registration Rights and Lock-Up Agreement and First Amendment to
            Registration Rights and Lock-Up Agreement

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  November 5, 1999


                                  U.S. Telesource, Inc.


                                       /s/ MARC B. WEISBERG
                                  ----------------------------------------------
                                  By:      Marc B. Weisberg
                                  Title:   President and Chief Executive Officer

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  November 5, 1999



                                  Qwest Communications Corporation


                                       /s/ MARC B. WEISBERG
                                  ----------------------------------------------
                                  By:      Marc B. Weisberg
                                  Title:   Senior Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                November 5, 1999


                                Qwest Corporation


                                     /s/ DRAKE S. TEMPEST
                                ------------------------------------------------
                                By:      Drake S. Tempest
                                Title:   Executive Vice President
                                         and General Counsel

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 November 5, 1999


                                 Qwest Communications International Inc.



                                      /s/ DRAKE S. TEMPEST
                                 -----------------------------------------------
                                 By:      Drake S. Tempest
                                 Title:   Executive Vice President
                                          and General Counsel

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                November 5, 1999


                                Anschutz Company


                                     /s/ CRAIG D. SLATER
                                ---------------------------------------------
                                By:      Craig D. Slater
                                Title:   Executive Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                November 5, 1999


                                Philip F. Anschutz

                                /s/ PHILIP F. ANSCHUTZ
                                --------------------------------

                                                                   Page 18 of 73

                                    EXHIBIT A

USTI
----

OFFICERS AND DIRECTORS

Joseph P. Nacchio                     U.S.             Director
555 17th Street                                        U.S. Telesource, Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Robert S. Woodruff                    U.S.             Director, Executive Vice President - Finance
555 17th Street                                        and Chief Financial Officer
Denver, CO  80202                                      U.S. Telesource, Inc.
                                                       555 17th Street
                                                       Denver, CO  80202

Drake S. Tempest                      U.S.             Executive Vice President, General
555 17th Street                                        Counsel and Secretary
Denver, CO  80202                                      U.S. Telesource, Inc.
                                                       555 17th Street
                                                       Denver, CO  80202

Marc B. Weisberg                      U.S.             Director, President and Chief Executive Officer
555 17th Street                                        U.S. Telesource, Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Stephen H. Shoemaker                  U.S.             Vice President and Treasurer
555 17th Street                                        U.S. Telesource, Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Yash A. Rana                          Indian           Assistant Secretary
555 17th Street                                        U.S. Telesource, Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Kelly S. Carter                       U.S.             Assistant Treasurer
555 17th Street                                        U.S. Telesource, Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

                                                                   Page 19 of 73

QCC
---

OFFICERS AND DIRECTORS

Joseph P. Nacchio                     U.S.             Director and Chairman and Chief
555 17th Street                                        Executive Officer
Denver, CO  80202                                      Qwest Communications Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Craig D. Slater                       U.S.             Director
555 17th Street                                        Qwest Communications Corporation
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Afshin Mohebbi                        U.S.             President and Chief Operating
555 17th Street                                        Officer
Denver, CO  80202                                      Qwest Communications Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Robert S. Woodruff                    U.S.             Director, Executive Vice President -
555 17th Street                                        Finance and Chief Financial Officer
Denver, CO  80202                                      Qwest Communications Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Drake S. Tempest                      U.S.             Director, Executive Vice President, General
555 17th Street                                        Counsel and Secretary
Denver, CO  80202                                      Qwest Communications Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Marc B. Weisberg                      U.S.             Senior Vice President - Corporate
555 17th Street                                        Development
Denver, CO  80202                                      Qwest Communications Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Stephen H. Shoemaker                  U.S.             Vice President and Treasurer
555 17th Street                                        Qwest Communications Corporation
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202


                                                                   Page 20 of 73

Yash A. Rana                          Indian           Assistant Secretary
555 17th Street                                        Qwest Communications Corporation
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

QC
--

OFFICERS AND DIRECTORS

Joseph P. Nacchio                     U.S.             Director and Chairman and
555 17th Street                                        Chief Executive Officer
Denver, CO  80202                                      Qwest Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Craig D. Slater                       U.S.             Director
555 17th Street                                        Qwest Corporation
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Afshin Mohebbi                        U.S.             President and Chief
555 17th Street                                        Operating Officer
Denver, CO  80202                                      Qwest Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Robert S. Woodruff                    U.S.             Director
555 17th Street                                        Qwest Corporation
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Drake S. Tempest                      U.S.             Director, Executive Vice President,
555 17th Street                                        General Counsel and Secretary
Denver, CO  80202                                      Qwest Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Marc B. Weisberg                      U.S.             Senior Vice President - Corporate
555 17th Street                                        Development
Denver, CO  80202                                      Qwest Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Stephen H. Shoemaker                  U.S.             Vice President and Treasurer
555 17th Street                                        Qwest Corporation
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

                                                                   Page 21 of 73

Yash A. Rana                          Indian           Assistant Secretary
555 17th Street                                        Qwest Corporation
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Kelly S. Carter                       U.S.             Assistant Treasurer
555 17th Street                                        Qwest Corporation
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

QCI
---

OFFICERS AND DIRECTORS

Philip F. Anschutz                    U.S.             Director and Chairman of the Board
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      Chairman, Anschutz Company and
                                                       The Anschutz Corporation
                                                       555 17th Street
                                                       Denver, CO  80202

Joseph P. Nacchio                     U.S.             Director and Chairman and
555 17th Street                                        Chief Executive Officer
Denver, CO  80202                                      Qwest Communications International Inc.
                                                       555 17th Street
                                                       Denver, CO  80202

Jerry Davis                           U.S.             Director
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Jordan L. Haines                      U.S.             Director
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Cannon Y. Harvey                      U.S.             Director
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

                                                                   Page 22 of 73

Douglas M. Karp                       U.S.             Director
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Vinod Khosla                          U.S.             Director
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Richard T. Liebhaber                  U.S.             Director
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Douglas L. Polson                     U.S.             Director
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Craig D. Slater                       U.S.             Director
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

W. Thomas Stephens                    U.S.             Director
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Robert S. Woodruff                    U.S.             Director, Executive Vice President - Finance
555 17th Street                                        and Chief Financial Officer
Denver, CO  80202                                      Qwest Communications International Inc.
                                                       555 17th Street
                                                       Denver, CO  80202

Drake S. Tempest                      U.S.             Executive Vice President,
555 17th Street                                        General Counsel and Secretary
Denver, CO  80202                                      Qwest Communications International Inc.
                                                       555 17th Street
                                                       Denver, CO  80202

                                                                   Page 23 of 73


Stephen H. Shoemaker                  U.S.             Vice President and Treasurer
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Yash A. Rana                          Indian           Assistant Secretary
555 17th Street                                        Qwest Communications International Inc.
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202


AC
--

OFFICERS AND DIRECTORS

Philip F. Anschutz                    U.S.             Director, Chairman and Chief Executive Officer
555 17th Street                                        Anschutz Company
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Cannon Y. Harvey                      U.S.             Director, President and Chief Operating Officer
555 17th Street                                        Anschutz Company
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Craig D. Slater                       U.S.             Director and Executive Vice President
555 17th Street                                        Anschutz Company
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Miles A. Williams                     U.S.             Director and Executive Vice President
555 17th Street                                        Anschutz Company
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Douglas L. Polson                     U.S.             Director, Vice President - Finance
555 17th Street                                        and Assistant Secretary
Denver, CO 80202                                       Anschutz Company
                                                       555 17th Street
                                                       Denver, CO  80202

                                                                   Page 24 of 73


Richard M. Jones                      U.S.             Vice President, General Counsel
555 17th Street                                        and Assistant Secretary
Denver, CO  80202                                      Anschutz Company
                                                       555 17th Street
                                                       Denver, CO  80202

Lynn T. Wood                          U.S.             Secretary
555 17th Street                                        Anschutz Company
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

Thomas G. Kundert                     U.S.             Treasurer and Assistant Secretary
555 17th Street                                        Anschutz Company
Denver, CO  80202                                      555 17th Street
                                                       Denver, CO  80202

                                    EXHIBIT B

                               CAIS INTERNET, INC.

                            SERIES C PREFERRED STOCK
                               PURCHASE AGREEMENT

         This SERIES C PREFERRED STOCK PURCHASE AGREEMENT (this "AGREEMENT"), dated as of September 29, 1999, by and between CAIS Internet, Inc., a Delaware corporation (the "COMPANY"), and U.S. Telesource, Inc., a Delaware corporation (the "PURCHASER").

                                    SECTION 1
                    AUTHORIZATION AND SALE OF PREFERRED STOCK

         1.1 AUTHORIZATION. The Company has authorized the sale and issuance of 125,000 shares of the Company's Series C Preferred Stock, par value $.01 per share ("Shares").

         1.2 SALE AND ISSUANCE OF SHARES. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase from the Company, and the Company agrees to sell and issue to Purchaser, the Shares at a purchase price of One Hundred and Twenty Dollars ($120.00) per Share.

                                    SECTION 2
                             CLOSING DATES; DELIVERY

         2.1 CLOSING. The purchase and sale of the Shares hereunder shall take place at a closing (the "CLOSING") on September 29, 1999 (the "CLOSING DATE"). The Closing shall be held at the offices of the Company at 1255 22nd Street, N.W., Washington, D.C., at 10:00 a.m. local time, on the Closing Date, or at such other time and place upon which the Company and Purchaser shall agree.

         2.2 DELIVERY. At the Closing, the Company will deliver to Purchaser a certificate registered in Purchaser's name representing the Shares to be purchased against payment of the purchase price therefor. At the Closing, Purchaser will pay to the Company by wire transfer of immediately available federal funds per the Company's instructions cash in the amount of Fifteen Million Dollars ($15,000,000.00).

                                    SECTION 3
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company (including for purposes of this Section 3 all subsidiaries of the Company) represents and warrants to Purchaser as of the date of this Agreement as follows:

         3.1 ORGANIZATION; GOOD STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification.

         The Company has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as currently conducted. A true and correct copy of the Company's Amended and Restated Certificate of Incorporation (the "RESTATED CERTIFICATE") is attached hereto as EXHIBIT A, and a true and correct copy of the Company's By-Laws (the "BY-LAWS") is attached hereto as EXHIBIT B, which in each case shall be in full force and effect as of the Closing Date (as the Restated Certificate shall be amended pursuant to the Certificate of Designation (as defined below)).

         3.2 COMPANY SHARES. The Shares to be issued to Purchaser hereunder will be duly authorized, validly issued, fully paid and nonassessable, and will have the rights, preferences and privileges described in the Restated Certificate and the Certificate of Series and Determination of Rights and Preferences of Series C Convertible Preferred Stocks (the "CERTIFICATE OF DESIGNATION"), a true and correct copy of which is attached hereto as EXHIBIT C, which shall be in full force and effect as the Closing Date. Such copy contains all amendments through the Closing Date. The Company will not amend the Certificate of Designation or otherwise take any action or fail to take any action that would cause or permit the Certificate of Designation to be amended or adversely affect the rights, preferences and privileges of the Shares without Purchaser's prior written consent.

         3.3      AUTHORITY; BINDING NATURE OF AGREEMENTS.

         (a) The execution, delivery and performance of this Agreement and all other agreements and instruments contemplated to be executed and delivered by the Company in connection herewith have been duly authorized by all necessary corporate action on the part of the Company and its board of directors (the "Board"). The Company has all requisite legal and corporate power and authority to sell and issue the Shares hereunder and to issue the shares of common stock of the Company, par value $0.01 per share, issuable upon conversion of the Shares (the "CONVERSION STOCK") and to carry out and perform its obligations under the terms of this Agreement.

         (b) The Conversion Stock has been duly and validly reserved and, when issued in compliance with the terms of this Agreement and the Restated Certificate, will be validly issued, fully paid and nonassessable, and will have the rights, preferences and privileges described in the Restated Certificate and the Certificate of Designation. The Shares will be delivered to Purchaser free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon or by virtue of Purchaser; PROVIDED, HOWEVER, that the Shares and the Conversion Stock are subject to restrictions on transfer under state and/or federal securities laws as set forth herein and in the Registration Rights and Lock-Up Agreement between the Company and Purchaser dated the date hereof (the "REGISTRATION RIGHTS AGREEMENT"). Except as set forth in the Restated Certificate and the Certificate of Designation, the Shares and the Conversion Stock are not subject to any preemptive rights or rights of first refusal.

         (c) This Agreement and all other agreements and instruments contemplated to be executed and delivered by the Company in connection herewith constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, merger, insolvency, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors' rights generally and by general principles of equity regardless of whether such enforceability is considered in a proceeding in law or equity, and by limitations on indemnification due to public policy considerations.

         3.4      NO VIOLATION OR DEFAULT.

         (a) The execution, delivery and performance of this Agreement and the other agreements and instruments contemplated to be executed and delivered by the Company in connection herewith will not, directly or indirectly (with or without notice or lapse of time):

                  (i) contravene, conflict with or result in a material violation of (i) the Company's Restated Certificate or Bylaws, or (ii) any resolution adopted by the Company's Board or any committee thereof or the stockholders of the Company;

                  (ii) contravene, conflict with or result in a violation of, or give any governmental body the right to challenge the issuance of the Shares or to exercise any remedy or obtain any relief under, any legal requirement or any order to which the Company or any material assets owned or used by it are subject;

                  (iii) to the knowledge of the Company, cause any material assets owned or used by the Company to be reassessed or revalued by any taxing authority or other governmental body;

                  (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate or modify, any governmental authorization that is held by the Company;

                  (v) contravene, conflict with or result in a violation or breach of, or default under, any material contract to which the Company is a party; or

                  (vi) result in the imposition or creation of any mortgage, pledge, lien, charge or encumbrance upon or with respect to any material properties or assets owned or used by the Company.

         (b) The Company is not in violation of or in default under its Restated Certificate or By-Laws or, to the best of the Company's knowledge, (i) any judgment, order, writ, decree, statute, rule or regulation applicable to it, or
(ii) any mortgage or indenture, or any other material agreement, instrument or contract to which it is a party or by which it is bound.

         3.5      FINDERS AND BROKERS.

         The Company has not engaged any broker, finder or agent, and the Purchaser has not, and will not, incur, directly or indirectly, as a result of any action taken by the Company, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Transaction Documents. In the event that the preceding sentence is in any way inaccurate, the Company agrees to indemnify and hold harmless Purchaser from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability) for which Purchaser, or any of its officers, directors, employees or representatives, is responsible.

         3.6      REPORTS AND FINANCIAL STATEMENTS; ABSENCE OF CERTAIN CHANGES.

         (a) The Company has filed all reports required to be filed with the U.S. Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, as amended (the "SECURITIES ACT"), and the Securities Exchange Act of 1934 as amended (the "EXCHANGE ACT"), since its initial public offering on May 20, 1999 (all such reports, including those to be filed prior to the Closing Date and all registration statements and prospectuses filed by the Company with the SEC in connection with the Company's initial public offering, are collectively referred to as the "COMPANY SEC REPORTS"), and has previously furnished or made available to Purchaser true and complete copies of all the Company SEC Reports filed, if any, with respect to periods ending after May 20, 1999 (including any exhibits thereto) and will promptly deliver to Purchaser any Company SEC Reports filed between the date hereof and the Closing Date. All of such Company SEC Reports complied at the time they were filed and declared effective, if applicable, in all material respects with applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. None of such Company SEC Reports, as of their respective dates (as amended through the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements of the Company included in the Company SEC Reports comply in all material respects with the published rules and regulations of the SEC with respect thereto, and such audited financial statements (i) were prepared from the books and records of the Company, (ii) were prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated therein or in the notes or schedules thereto) and (iii) present fairly the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended. The unaudited financial statements included in the Company SEC Reports comply in all material respects with the published rules and regulations of the SEC with respect thereto; and such unaudited financial statements (i) were prepared from the books and records of the Company, (ii) were prepared in accordance with GAAP, except as otherwise permitted under the Exchange Act and the rules and regulations thereunder, on a consistent basis (except as may be indicated therein or in the notes or schedules thereto) and (iii) present fairly the financial position of the Company as of the dates thereof and the results of operations and cash flows (or changes in financial condition) for the periods then ended, subject to normal year-end adjustments and any other adjustments described therein or in the notes or schedules thereto. The foregoing representations and warranties shall also be deemed to be made with respect to all filings made with the SEC on or before the Closing Date.

         (b) Except as specifically contemplated by this Agreement or reflected in the Company SEC Reports, since May 20, 1999, there has not been (i) any material adverse change in the Company's business, assets, liabilities, or operations, and, to the knowledge of the Company, no event has occurred that is likely to have a material adverse effect on the Company's business, assets, liabilities or operations; or (ii) any material change in the Company's accounting principles, procedures or methods.

         3.7 COMPLIANCE WITH APPLICABLE LAW. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or in the Company's Registration State on Form S-1, SEC file number 333-72769, the Company holds all governmental authorizations necessary for the lawful conduct of its business under and pursuant to, and the business of the Company is not being conducted in violation of, any governmental authorization applicable to the Company, except to the extent that the failure or violation would not in the aggregate have a material adverse effect on the business, results of operations or financial condition of the Company.

         3.8 CONSENTS. No consent, approval or authorization of or designation, declaration or filing with any governmental authority or other third party on the part of the Company is required in connection with the valid execution and delivery of this Agreement nor any other agreement or instrument contemplated to be executed and delivered by the Company in connection with this Agreement, or the offer, sale or issuance of the Shares and the Conversion Stock, or the consummation of any other transaction contemplated hereby or thereby, except for qualification (or taking such action as may be necessary to secure an exemption from qualification, if available) of the offer and sale of the Shares and the Conversion Stock under applicable blue sky laws, which qualifications, if required, will be accomplished in a timely manner.

         3.9 CAPITALIZATION. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, of which 22,418,082 shares are issued and outstanding as of the date of this Agreement, and 25,000,000 shares of preferred stock, par value $.01 per share, of which 2,827,168 shares are designated as Series A Preferred Stock (the "SERIES A SHARES"), none of which are issued and outstanding, 1,119,679 shares are designated as Series B Preferred Stock, none of which are issued and outstanding, and 125,000 shares are designated as Series C Preferred Stock, none of which are issued and outstanding as of the date of this Agreement. The outstanding shares of Common Stock have been duly authorized and validly issued in compliance with applicable laws, and are fully paid and non assessable. The Company has reserved (a) 1,500,000 shares of Common Stock for issuance upon conversion of the Shares to be issued hereunder, (b) 5,000,000 shares of Common Stock for issuance pursuant to the Company's Amended and Restated 1998 Equity Incentive Plan, (c) 3,778,423 shares of Common Stock for issuance pursuant to other outstanding options and warrants, (d) 2,654,826 shares of Common Stock for issuance in connection with the Company's acquisition of Atcom, Inc., and (e) 288,371 shares of Common Stock for issuance in connection with the Company's acquisition of Business Anywhere USA, Inc.

         3.10 ENVIRONMENTAL MATTERS. The properties, assets and operations of the Company are in material compliance with all applicable federal, state, local or foreign laws, rules, regulations, permits, licenses and decrees relating to environmental matters or the discharge, release, storage, treatment or clean-up of any materials or substances. No environmental or similar claim has been asserted (or to the best knowledge of the Company threatened) against the Company.

         3.11 LITIGATION. There are no actions, suits, proceedings or investigations pending against the Company or its properties before any court or governmental agency which could reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company (nor, to the best of the Company's knowledge, is there any threat thereof). The Company is not a party or subject to the provision of any order, writ, injunction or decree of any court or governmental agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

         3.12 TITLE TO PROPERTIES AND ASSETS; LIENS. The Company has good and marketable title to its properties and assets, and has good title to all its leasehold interests, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (i) the lien of current taxes not yet due and payable, (ii) possible minor liens and encumbrances which do not in any case materially detract from the value of the property subject thereto or materially impair the operations of the Company, and which have not arisen otherwise than in the ordinary course of business and (iii) liens to secure vendor financing or installation purchases.

         3.13     INTELLECTUAL PROPERTY; TRADEMARKS.

         (a) The Company has the right to use, free and clear of all liens, charges, claims and restrictions, all patents, trademarks, service marks, trade names, copyrights, licenses and other intellectual property rights necessary to the business of the Company as presently conducted. To the best of the Company's knowledge, the Company is not infringing upon or otherwise acting adversely to the right or claimed right of any other person under or with respect to the foregoing.

         (b) The Company is at least a 50 percent owner of the entire right, title and interest in and to the subject U.S. and foreign (excluding Israel) patents and patent applications included in SCHEDULE 3.13 (the "PROPERTIES"), and, in particular, is a 100 percent owner of the entire right, title and interest in and to U.S. Application No. 08/893,403 and corresponding PCT Application No. PCT/US971/12045.

         (c) To the best knowledge of the Company, the Properties encompass all patents and patent applications relating to communication systems that are wholly or partially owned by Inline Connection Corporation.

         (d) The Company has undertaken a reasonable investigation and has determined that there are no claims, actions or proceedings, pending or to the best knowledge of the Company threatened, or other information that challenges the validity and/or the enforceability of any of the claims in the patents or of any of the claims of the patent applications that may issue with respect to the Properties.

         (e) The Company will use commercially reasonable efforts to prosecute (to the extent that the Company has a legal right to do so) all of the pending patent applications listed in Schedule 3.13, with a view to obtaining broad patent protection covering technology (known as "OVERVOICE") relating to the simultaneous transmission of voice and data over a single traditional copper telephone line at speeds of up to 300 times those of conventional 28.8k dial-up modems and to enable a user to have both designated high-speed Internet access and complete use of his telephone simultaneously over one traditional telephone line.

         (f) There are no encumbrances, third party or otherwise, against any of the Properties.

         3.14 TAX MATTERS. The Company, any predecessor of the Company and all current and former members for income tax purposes of any affiliated group of corporations of which the Company or any such predecessor is or has been a member, Cleartel, Inc. and Cleartel, L.P. (collectively, the "TAXPAYERS") have duly filed all tax reports and returns required to be filed by them or have requested and obtained appropriate extensions, including all federal, state, local and foreign tax returns and reports. The Taxpayers have paid in full all taxes required to be paid by such Taxpayers before such payment became delinquent or have otherwise paid any required interest and penalties relating thereto or have made adequate provision, in conformity with U.S. GAAP consistently applied, for the payment of such taxes as well as taxes which may subsequently become due. There are no audits known by the Company to be pending of the tax returns of the Company or any other Taxpayer, and there are no claims known by the Company or any Taxpayer which have been or maybe asserted relating to any tax returns filed for any year which if determined adversely would result in the assertion by any governmental agency of any material deficiency.

         3.15 INVESTMENT COMPANY. Immediately following the Closing, after giving effect to the transactions contemplated hereby, neither the Company nor any person, firm or entity controlling, controlled by or under common control with the Company will be an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         3.16 EMPLOYER MATTERS. Except as disclosed in the Registration Statement, or as set forth in SCHEDULE 3.16, the Company does not have any employment contracts with any of its employees that are not terminable at will and does not have any collective bargaining agreement covering any of its employees. The Company is not aware of any labor organization activity involving its employees. The Company is in compliance in all material respects with the requirements of (i) the Employee Retirement Income Security Act of 1974,as amended, and (ii) the Internal Revenue Code of 1986, as amended, in each case relating to employee benefit plans, programs and agreements.

         3.17 CONDITION OF SYSTEM. All material properties, equipment and systems of the Company are in good repair, working order and condition and are in material compliance with all standards and rules imposed (i) by any governmental agency or authority in which such properties, equipment and/or systems are located or operated and (ii) under any agreements with customers.

         3.18 FEES; LICENSE COMPLIANCE. The Company has paid all material franchise, license or other fees and charges which have become due in respect of its business and has made appropriate provisions as is required by GAAP for any such fees and charges which have accrued. The Company has duly secured all necessary and material permits, licenses, consents and authorizations from and have filed all required and material registrations, applications, reports and other documents with, the appropriate governmental agencies, authorities and commissions and other entities exercising jurisdiction over the business of the Company. All of the Company's licenses, including licenses held through or by affiliated entities, are valid and in full force and effect without conditions except such conditions as are generally applicable to holders of licenses. To the best of the Company's knowledge, no event has occurred and is continuing which could result in the termination, revocation or adverse modification of any license. The Company does not have any reason to believe that its licenses, including licenses held through or by its affiliated entities, will not be renewed in the ordinary course.

         3.19 NO CONFLICT OF INTEREST. Except as disclosed in the Registration Statement or as set forth in the SCHEDULE 3.19, the Company is not indebted, directly or indirectly, to any of its officers, directors or stockholders or to their respective spouses or children, in any amount whatsoever, other than for normal travel advances or reimbursement for normal business expenses; and none of such officers, directors or stockholders, or any members of their immediate families is indebted to the Company. SCHEDULE 3.19 sets forth a description of all transactions since January 1, 1996, between the Company and any of its officers, directors and stockholders, and their respective spouses and children in which such persons had a direct or indirect material interest which are not disclosed in the Registration Statement.

         3.20     AGREEMENTS; ACTION.

         (a) There are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or by which it is bound that may involve (i) obligations (contingent or otherwise) of, or payments to, the Company in exercise of $50,000, (ii) the license of any patent, copyright, trade secret or other proprietary rights to or from the Company, (iii) provisions restricting or affecting the development, manufacture or distribution of the Company's products or services or (iv) indemnification by the Company with respect to infringements of proprietary rights.

         (b) The Company is not a party to and is not bound by any contract, agreement or instrument, and is not subject to any restriction under its Restated Certificate or its By-Laws, that materially adversely affects its business as now conducted or as proposed to be conducted, or its properties or financial condition.

         (c) The Company has not engaged in the past three months in any discussion (i) with any representative of any corporation or corporations regarding the consolidation or merger of the Company with or into any such corporation or corporations, (ii) with any corporation or corporations, partnership, association or other business entity or any individual regarding the sale, conveyance or disposition of all or substantially all of the assets of the Company or a transaction or series of related transactions in which more than 50 percent of the voting power of the Company is disposed of, or (iii) regarding any other form of sale, liquidation, dissolution or winding up of the Company.

         (d) Except as disclosed in the Registration Statement or as provided in
SCHEDULE 3.20, the Company has not granted or agreed to grant any registration rights, including piggy back rights, to any person or entity.

         3.21 COMPLETE COPIES OF REQUESTED DOCUMENTS. The Company has delivered or made available true and complete copies of each document that has been reasonably requested by Purchaser.

         3.22 FULL DISCLOSURE. Neither this Agreement (including all Exhibits hereto) nor any of the other agreements or instruments contemplated to be executed and delivered by the Company in connection with this Agreement contain any untrue statement of material fact; and none of such documents omits to state any material fact necessary to make any of the representations, warranties or other statements or information contained therein not misleading.

                                    SECTION 4
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Purchaser hereby represents and warrants to the Company with respect to the purchase of the Shares by Purchaser, as follows:

         4.1 EXPERIENCE; SPECULATIVE NATURE OF INVESTMENT. Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Purchaser acknowledges that its investment in the Company is highly speculative and entails a substantial degree of risk and Purchaser is in a position to lose the entire amount of such investment.

         4.2 INVESTMENT. Purchaser is acquiring the Shares and the underlying Conversion Stock for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. Purchaser is an "accredited investor" within the meaning of Regulation D, Rule 501(a), promulgated by the SEC.

         4.3 RESTRICTED SECURITIES. Purchaser acknowledges that the Shares and the underlying Conversion Stock must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available.

         4.4 ACCESS TO DATA. Purchaser has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management. Purchaser has had an opportunity to ask questions of officers of the Company, which questions were answered to its satisfaction. Purchaser understands that such discussions, as well as any other written information issued by the Company, were intended to describe certain aspects of the Company's business and operations, but were not an exhaustive description.

         4.5      AUTHORITY; BINDING NATURE OF AGREEMENTS.

         (a) The execution, delivery and performance of this Agreement and all other agreements and instruments contemplated to be executed and delivered by Purchaser in connection herewith have been duly authorized by all necessary corporate action on the part of

Purchaser and its board of directors. Purchaser has all requisite legal and corporate power and authority to purchase the Shares hereunder.

         (b) This Agreement and all other agreements and instruments contemplated to be executed and delivered by Purchaser in connection herewith constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, merger, insolvency, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors' rights generally and by general principles of equity regardless of whether such enforceability is considered in a proceeding in law or equity, and by limitations on indemnification due to public policy considerations.

         (c) There is no pending proceeding, and, to Purchaser's knowledge, no person has threatened to commence any proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with Purchaser's ability to comply with or perform its obligations and covenants under this Agreement and under all other agreements and instruments contemplated to be executed and delivered by Purchaser in connection herewith, and, to the knowledge of Purchaser, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such proceeding.

         4.6 BROKERS OR FINDERS. Purchaser has not engaged any broker, finder or agent, and the Company has not, and will not, incur, directly or indirectly, as a result of any action taken by Purchaser, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the purchase of the Shares. In the event that the preceding sentence is in any way inaccurate, the Purchaser agrees to indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of any such fee (and the costs and expenses of defending against such liability) for which the Company or any of its officers, directors, employees or representatives, is held responsible.

         4.7 TAX LIABILITY. Purchaser has reviewed with its own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, Purchaser has relied solely on such advisors and not on any statements or representations of the Company or any of its representatives other than the representations and warranties set forth herein. Purchaser understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

                                    SECTION 5
                 CONDITIONS TO PURCHASER'S OBLIGATIONS TO CLOSE

         Purchaser's obligations to purchase the Shares at the Closing are, unless waived by Purchaser, subject to the fulfillment of the following conditions:

         5.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects as of the Closing Date.

         5.2 COVENANTS. All covenants and agreements contained in this Agreement and the other agreements and instruments contemplated herewith to be performed by the Company on or prior to the Closing shall have been performed or complied with in all materials respects.

         5.3 BLUE SKY. The Company shall have obtained all necessary Blue Sky law permits and qualifications, or have the availability of exemptions therefrom, required by any state for the offer and sale of the Shares.

         5.4 REGISTRATION RIGHTS AGREEMENT. The Company shall have executed and delivered the Registration Rights Agreement as of the Closing Date.

         5.5 OPINION OF COMPANY'S COUNSEL. The Purchaser shall have received from Swidler Berlin Shereff Friedman, LLP, counsel to the Company, an opinion addressed to it, dated the Closing Date, is substantially the form of EXHIBIT D.

                                    SECTION 6
                  CONDITIONS TO COMPANY'S OBLIGATIONS TO CLOSE

         The Company's obligation to sell and issue the Shares at the Closing is, unless waived by the Company, subject to the fulfillment of the following conditions:

         6.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by Purchaser in Section 4 hereof shall be true and correct in all material respects as of the Closing Date.

         6.2 COVENANTS. All covenants and agreements contained in this Agreement and all other agreements and instruments contemplated herewith to be performed by Purchaser on or prior to the Closing shall have been performed or complied with in all material respects.

         6.3 BLUE SKY. The Company shall have obtained all necessary blue sky law permits and qualifications, or have the availability of exemptions therefrom, required by any state for the offer and sale of the Shares.

         6.4 REGISTRATION RIGHTS AGREEMENT. Purchaser shall have executed and delivered the Registration Rights Agreement as of the Closing Date.

                                    SECTION 7
                            CONFIDENTIAL INFORMATION

         7.1 CONFIDENTIAL COMPANY INFORMATION. Purchaser covenants and agrees that it shall maintain the confidentiality of all nonpublic information related to the Company made available to it and/or any of its representatives by or on behalf of the Company ("CONFIDENTIAL COMPANY INFORMATION"). Purchaser further covenants and agrees that it shall not disclose any Confidential Company Information to any person or entity, other than its officers, directors, employees, attorneys, accountants and other agents with a legitimate need for such information (which individuals and entities Purchaser shall cause to comply with this Section 7.1), except as required by law, without the prior written consent of the Company. Purchaser agrees that violation of this Section 7.1 would cause immediate and irreparable damage to the business of the Company, and consents to the entry of immediate and permanent injunctive relief for any violation hereof.

         7.2 CONFIDENTIAL PURCHASER INFORMATION. The Company covenants and agrees that it shall maintain the confidentiality of all nonpublic information related to Purchaser made available to it and/or any of its representatives by or on behalf of Purchaser ("CONFIDENTIAL PURCHASER INFORMATION"). The Company further covenants and agrees that it shall not disclose any Confidential Purchaser Information to any person or entity, other than its officers, directors, employees, attorneys, accountants and other agents with a legitimate need for such information (which individuals and entities the Company shall cause to comply with this Section 7.2), except as required by law, without the prior written consent of Purchaser. The Company agrees that violation of this
Section 7.2 would cause immediate and irreparable damage to the business of Purchaser, and consents to the entry of immediate and permanent injunctive relief for any violation hereof.

                                    SECTION 8
                                  MISCELLANEOUS

         8.1 GOVERNING LAW. This Agreement shall be governed in all respects by the internal laws of the State of New York, without regard to the conflicts of laws provisions thereof.

         8.2 JURISDICTION; JURY TRIAL WAIVER. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts located in the State of New York with respect to any action or proceeding arising out of this Agreement or in any way arising here from or relating hereto. THE PARTIES HEREBY WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING INSTITUTED BY ANY PARTY AGAINST ANY OTHER PARTY ARISING ON, OUT OF OR BY REASON OF THIS AGREEMENT, ANY ALLEGED TORTIOUS CONDUCT BY ANY PARTY OR IN ANY WAY, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATED TO THE RELATIONSHIP BETWEEN THE PARTIES.

         8.3 SURVIVAL. The representations, warranties, covenants and agreements made herein shall survive any investigation made by Purchaser and the closing of the transactions contemplated hereby.

         8.4 SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto; PROVIDED, HOWEVER, that the rights of Purchaser to purchase the Shares shall not be assignable without the prior written consent of the Company.

         8.5 ENTIRE AGREEMENT; AMENDMENT. This Agreement and the other documents delivered pursuant hereto at the Closing constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought; PROVIDED, HOWEVER, that Purchaser may, with the Company's prior written consent, waive, modify or amend any provision hereof governing the rights and obligations of Purchaser.

         8.6 NOTICE, ETC. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed (a) if to Purchaser, at Purchaser's address, 700 Qwest Tower, 555 Seventeenth Street, Denver, Colorado 80202, or at such other address as Purchaser shall have furnished to the Company in writing, or (b) if to the Company, at the Company's address: 1255 22nd Street, N.W., Washington, D.C. 20037, or at such other address as the Company shall have furnished to Purchaser, and addressed to the attention of the Chief Executive Officer. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or seventy-two
(72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid.

         8.7 DELAYS OR OMISSIONS. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to either party to this Agreement upon any breach or default of the other party under this Agreement, shall impair any such right, power or remedy of such nondefaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of either party of any breach or default under this Agreement, or any waiver on the part of either party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to either party to this Agreement, shall be cumulative and not alternative.

         8.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the party actually executing such counterparts, and all of which together shall constitute one instrument.

         8.9 SEVERABILITY. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided, however, that no such severability shall be effective if it materially changes the economic benefit of this Agreement to either party.

         8.10 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

         8.11 EXPENSES. The Company and Purchaser shall bear their own expenses with respect to this Agreement and the transactions contemplated hereby.



                    [SIGNATURES APPEAR ON THE FOLLOWING PAGE]

         The foregoing Series C Preferred Stock Purchase Agreement is hereby executed as of the date first above written.

                                    "COMPANY"

                                    CAIS INTERNET, INC.



                                    By: /s/ ULYSSES G. AUGER, II
                                        ----------------------------------------
                                        Chief Executive Officer





                                    "PURCHASER"

                                    U.S. TELESOURCE, INC.



                                    By: /s/ MARC B. WEISBERG
                                        ----------------------------------------

                                    EXHIBIT C

Neither the security evidenced by this Warrant nor the securities issuable upon exercise of this Warrant have been registered under the Securities Act of 1933, as amended. Such securities may not be sold or transferred in the absence of such registration unless the Company receives an opinion of legal counsel for the holder of said securities that is reasonably acceptable to the Company, stating that such sale or transfer is exempt from the registration requirements of the said Act or the Company otherwise satisfies itself that such transaction is exempt from registration.


                              COMMON STOCK WARRANT
                                       OF
                               CAIS INTERNET, INC.

         THIS CERTIFIES THAT, subject to the terms and conditions of this Warrant, for the consideration of $1.00, the receipt of which is hereby acknowledged, U.S. Telesource, Inc., a Delaware corporation, or its successors and assigns (the "HOLDER"), is entitled to purchase, at any time and from time to time on or after the date hereof, shares of Common Stock, par value $.01 per share (the "COMMON STOCK"), of CAIS Internet, Inc., a Delaware corporation (the "COMPANY"), from the Company in such number and at such price as determined in accordance with this Warrant.

         Upon delivery of this Warrant (with the Notice of Exercise in the form attached hereto as Exhibit A), together with payment of the Warrant Price (as defined below) for the shares of Common Stock to be issued, which payment may be made by converting this Warrant, or any portion thereof, pursuant to Section 5 below ("WARRANT CONVERSION"), at the principal office of the Company or at such other office or agency as the Company may designate by notice in writing to the Holder hereof, the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. All shares of Common Stock that may be issued upon the exercise of this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect thereto.

         This Warrant is subject to the following terms and conditions:

         1. TERM OF WARRANT. This Warrant may be exercised in whole or in part, at any time and from time to time on or after the date hereof; PROVIDED, HOWEVER, that this Warrant shall expire to the extent then unexercised as of 5:00 p.m., eastern time on October 28, 2002.

         2. NUMBER OF WARRANT SHARES. Subject to adjustment from time to time pursuant to Section 4 hereof, the Holder may exercise this Warrant with respect to 500,000 shares of Common Stock (or other securities issuable in the event of a reclassification, change, merger or consolidation as set forth in
  Section 4(a) hereof) (the "SHARES")

         3. WARRANT PRICE. The exercise price of this Warrant (the "WARRANT PRICE") shall equal $12.00 per share, subject to adjustment from time to time pursuant to Section 4 hereof.

         4. ADJUSTMENT OF NUMBER OF SHARES AND WARRANT PRICE. The number and kind of Shares purchasable upon the exercise of the Warrant and the Warrant Price shall be subject to adjustment from time to time in accordance with the following provisions:

                  (a) SPECIAL DEFINITIONS. For purposes of this Section 4, the following definitions shall apply:

                           (i) "OPTION" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, excluding rights or options granted to employees, vendors, officers, directors and executives of, and consultants or shareholders to, the Company in an amount not exceeding the number of Reserved Employee Shares.

                           (ii) "CONVERTIBLE SECURITIES" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock.

                           (iii) "ADDITIONAL SHARES OF COMMON STOCK" shall mean all shares of Common Stock issued (or, pursuant to Section 4(c) below, deemed to be issued) by the Company at any time while this Warrant remains outstanding and unexpired, other than Reserved Employee Shares and other than shares of Common Stock issued or issuable:

                                    (i)     upon the exercise of Options;

                                    (ii) as a dividend or distribution on Series
                           C Preferred Stock, par value $.01 per share ("SERIES C PREFERRED STOCK") or upon conversion of shares of Series C Preferred Stock;

                                    (iii) pursuant to this Warrant and warrants
                           issued by the Company pursuant to or in connection with (a) the Warrant Agreement dated as of September 4, 1998 among the Company, Cleartel Communications, Inc., CAIS, Inc. and ING (U.S.) Capital Corporation, Inc. (the "ING Warrant Agreement"), (b) the Series A Preferred Stock and Warrant Purchase Agreement dated as of February 19, 1999 among the Company and the several purchasers set forth therein; and (c) the Warrant to Purchase Common Stock granted to Hilton Hotels Corporation;

                                    (iv) to a corporation, partnership or other
                           entity with which the Company is seeking to establish a partnership, joint venture or other business relationship when the total number of shares of Common Stock so issuable or issued does not exceed 1,000,000 shares (as appropriately adjusted for any stock dividends, combinations, splits or the like with respect to shares of Common Stock), provided the Company receives at least 95% of Fair Market Value for such shares;

                                    (v) in connection with any high-yield debt
                           financing undertaken by the Company, not to exceed 2,000,000 shares of Common Stock in the aggregate;

                                    (vi) pursuant to the Agreement and Plan of
                           Merger among the Company, Business Anywhere USA, Inc., CIBA Merger Corp., Kim Kao, and Amy Hsiao dated September 7, 1999, including without limitation, the conversion of Business Anywhere options into options to acquire Common Stock and the issuance of shares of Common Stock upon the exercise thereof, not to exceed 288,371 shares of Common Stock in the aggregate;

                                    (vii) in connection with the acquisition by
                           the Company of the securities or assets of another corporation, partnership or other entity, provided the Company receives at least 95% of Fair Market Value for such shares; and

                                    (viii) pursuant to the Agreement and Plan of
                           Merger among the Company, CIAM Corp. and Atcom, Inc. dated August 4, 1999, including without limitation, the conversion of Atcom options into options to acquire Common Stock as described therein, the issuance of shares of Common Stock upon the exercise thereof and the issuance of Common Stock constituting "Contingent Consideration" as defined therein, not to exceed 2,654,826 shares of Common Stock in the aggregate.

                           (iv) "RESERVED EMPLOYEE SHARES" shall mean shares of Common Stock issued to employees, officers, directors, shareholders and executives of, and consultants or vendors to, the Company of up to: (i) 5,000,000 shares (as appropriately adjusted for any stock dividends, combinations, splits or the like with respect to shares of Common Stock), plus such additional number of shares of Common Stock issued or deemed issued for like purposes as shall be approved by the Holder; plus (ii) shares reserved, as of the date hereof, for issuance upon the exercise of outstanding Options to purchase up to 2,604,495 shares of Common Stock presently held by five management employees of the Company. Such Reserved Employee Shares shall be issued, at anytime, and from time to time, under such arrangements, contracts or plans as are recommended by the Company's management and approved by the Board.

                           (v) "RIGHTS TO ACQUIRE COMMON STOCK" (or "RIGHTS") shall mean all rights issued by the Company to acquire Common Stock whether by exercise of a warrant, option or similar call, or conversion of any existing instruments, in either case for consideration fixed, in amount or by formula, as of the date of issuance.

                           (vi) "FAIR MARKET VALUE" of any property shall mean the fair market value thereof as determined in good faith by the Board of Directors of the Company (the "BOARD"); PROVIDED, HOWEVER, that the value of any securities will be determined as follows:

                                    (i) Securities not subject to investment
                           letter or other similar restrictions on free marketability covered by (ii) below:

                                            (A) If traded on a securities
                           exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three
                           (3) days prior to the closing;

                                            (B) If actively traded
                           over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

                                            (C) If there is no active public
                           market, the value shall be the fair market value thereof, as mutually determined by the Board and the Holder.

                                    (ii) The method of valuation of securities
                           subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (i)(A), (B) or (C) to reflect the approximate fair market value thereof, as mutually determined by the Board and the Holder.

                  (b) NO ADJUSTMENT OF WARRANT PRICE. The number of Shares purchasable upon the exercise of the Warrant shall not be adjusted, by adjustment in the Warrant Price thereof, unless the Fair Market Value of the consideration per share (determined pursuant to Section 4(e) below) received by the Company for an Additional Share of Common Stock issued or deemed to be issued by the Company is less than the greater of 95% of the Fair Market Value per share of the Common Stock or the applicable Warrant Price in effect on the date of, and immediately prior to, the issue of such additional shares, or if prior to such issuance, the Company receives written notice from the Holder, agreeing that no such adjustment shall be made as the result of the issuance of Additional Shares of Common Stock.

                  (c) ISSUE OF SECURITIES DEEMED ISSUE OF ADDITIONAL SHARES OF COMMON STOCK. If the Company at any time or from time to time while this Warrant remains outstanding and unexpired shall issue any Options or Convertible Securities or Rights to Acquire Common Stock, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options, Rights to Acquire Common Stock or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue; provided, however, that Additional Shares of Common Stock shall not be deemed to have been issued unless the Fair Market Value of the consideration per share (determined pursuant to Section 4(e) hereof) received by the Company for such Additional Shares of Common Stock would be less than the greater of 95% of the Fair Market Value per share of Common Stock or the applicable Warrant Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be, and provided, further, that in any such case:

                           (i) No further adjustment in the Warrant Price shall be made upon the subsequent issue of shares of Common Stock upon the exercise of such Options, Rights or conversion or exchange of such Convertible Securities;

                           (ii) Upon the expiration or termination of any unexercised Option, Right or Convertible Security, the Warrant Price shall be adjusted immediately to reflect the applicable Warrant Price which would have been in effect had such Option, Right or Convertible Security (to the extent outstanding immediately prior to such expiration or termination) never been issued; and

                           (iii) In the event of any change in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option, Right or Convertible Security, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Warrant Price then in effect shall forthwith be readjusted to such Warrant Price as would have been obtained had the Warrant Price adjustment that was originally made upon the issuance of such Option, Right or Convertible Security, which were not exercised or converted prior to such change, been made upon the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such Option, Right or Convertible Security.

                  (d) ADJUSTMENT OF WARRANT PRICE UPON ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK. If the Company shall at any time while this Warrant is outstanding and unexpired issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(c), but excluding shares issued as a dividend or distribution as provided in Section 4(g) or upon a stock split or combination as provided in Section 4(f)), without consideration, or for a consideration per share less than the greater of 95% of the Fair Market Value per share of Common Stock or the applicable Warrant Price in effect on the date of and immediately prior to such issue, or without the requisite notice contemplated by Section 4(b) hereof, then and in such event, such Warrant Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Warrant Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the greater of 95% of the Fair Market Value per share of Common Stock or such Warrant Price; and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued.

Notwithstanding the foregoing, the applicable Warrant Price shall not be reduced if the amount of such reduction would be an amount less than $.03, but any such amount shall be carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $.03 or more.

                  (e) DETERMINATION OF CONSIDERATION. For purposes of this
Section 4, the Fair Market Value of the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

                           (i)      CASH AND PROPERTY. Such consideration shall:

                                    (i) insofar as it consists of cash, be
                           computed at the aggregate of cash received by the Company, excluding amounts paid or payable for accrued interest or accrued dividends;

                                    (ii) insofar as it consists of property
                           other than cash, be computed at the Fair Market Value thereof at the time of such issue, as determined in good faith by the Board; and

                                    (iii) in the event Additional Shares of
                           Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

                           (ii) OPTIONS, RIGHTS AND CONVERTIBLE SECURITIES. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4(c), relating to Options, Rights and Convertible Securities, shall be determined by dividing

                                    (i) the total amount, if any, received or
                           receivable by the Company as consideration for the issue of such Options, Rights or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options, Rights or the conversion or exchange of such Convertible Securities, by

                                    (ii) the maximum number of shares of Common
                           Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options, Rights or the conversion or exchange of such Convertible Securities.

                  (f) ADJUSTMENT FOR STOCK SPLITS AND COMBINATIONS. If at any time or from time to time while this Warrant remains outstanding and unexpired, the Company shall effect a subdivision of the outstanding Common Stock, the Warrant Price then in effect immediately before that subdivision shall be proportionately decreased. If at any time or from time to time while this Warrant remains outstanding and unexpired, the Company shall combine the outstanding shares of Common Stock, the Warrant Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date that the subdivision or combination becomes effective.

                  (g) ADJUSTMENT FOR CERTAIN DIVIDENDS AND DISTRIBUTIONS. In the event that, while this Warrant remains outstanding and unexpired, the Company at any time or from time to time shall make or issue a dividend or other distribution payable in Additional Shares of Common Stock, then and in each such event the Warrant Price shall be decreased as of the time of such issuance, by multiplying the Warrant Price by a fraction, the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

                  (h) ADJUSTMENTS FOR OTHER DIVIDENDS AND DISTRIBUTIONS. In the event that, while this Warrant remains outstanding and unexpired, the Company at any time, or from time to time shall make or issue, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event provision shall be made so that the Holder shall receive upon the exercise of the Warrant in addition to the number of Shares receivable thereupon, the amount of securities of the Company that the Holder would have received had the Warrant been exercised with respect to the Shares on the date of such event and had thereafter, during the period from the date of such event to and including the date on which the Warrant was exercised, retained such securities receivable by the Holder as aforesaid during such period given application to all adjustments called for during such period.

                  (i) RECLASSIFICATION, CONSOLIDATION OR MERGER. In case of any capital reorganization, reclassification or change of outstanding securities of the class issuable upon exercise of the Warrant (other than as a result of a subdivision, split, combination or stock dividend), or in case of any consolidation or merger of the Company with or into another entity, the Company, or such successor entity, as the case may be, shall execute a new Warrant, with substantially the same terms as this Warrant, or amend this Warrant, to provide that the Holder shall have the right to exercise such new Warrant or amended Warrant and procure upon such exercise in lieu of the Common Stock theretofore issuable upon exercise of this Warrant the kind and amount of shares of stock, other securities, money and/or property receivable upon such reorganization, reclassification, change, consolidation or merger by the Holder as if this Warrant had been fully exercised immediately prior to such event. Any such new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this
Section 4. The provisions of this subsection (a) shall similarly apply to successive reorganizations, reclassifications, changes, consolidations and mergers.

                  (j) CERTIFICATE AS TO ADJUSTMENTS. Upon the occurrence of each adjustment or readjustment of the Warrant Price pursuant to this Section 4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records. The Company shall, upon the reasonable written request of the Holder, furnish or cause to be furnished to the Holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Warrant Price then in effect, and (iii) the number of Shares and the amount, if any, of other property which then would be received upon the exercise of the Warrant.

         5. PAYMENT BY WARRANT CONVERSION. The Holder may exercise the purchase right represented by this Warrant with respect to a particular number of Shares subject to this Warrant ("CONVERTED WARRANT SHARES") and elect to pay for a number of such Converted Warrant Shares through Warrant Conversion by specifying such election in the Notice of Exercise attached hereto as Exhibit
  A. In such event, the Company shall deliver to the Holder (without payment by the Holder of any Warrant Price or any cash or other consideration) that number of Shares equal to the quotient obtained by dividing (x) the value of this Warrant (or the specified portion hereof) on the date of exercise, which value shall be determined by subtracting (A) the aggregate Warrant Price of the Converted Warrant Shares immediately prior to the exercise of the Warrant from (B) the aggregate fair market value of the Converted Warrant Shares issuable upon exercise of this Warrant (or the specified portion hereof) on the date of exercise, by (y) the fair market value of one Share on the date of exercise. For purposes of this Section 5, fair market value of a Share as of a particular date shall be the closing price on the business day immediately prior to the exercise of the applicable Warrant.

         6. NOTICES. Upon any adjustment of the Warrant Price and any increase or decrease in the number of Shares purchasable upon the exercise of this Warrant, then, and in each such case, the Company, within 30 days thereafter, shall give written notice thereof to the registered holder of this Warrant (the "NOTICE"). The Notice shall be mailed to the address of such holder as shown on the books of the Company; and shall state the Warrant Price as adjusted and the increased or decreased number of shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each.

         7. TRANSFER AND EXCHANGE OF THE WARRANT AND SHARES. When this `Warrant or Shares are presented to the Company with a request:

                  (a) to register their transfer; or

                  (b) to exchange such Warrant for an equal number of warrants of other authorized denominations,

the Company shall register the transfer or make the exchange as requested if the following requirements are met:

                  (x) the Warrant shall be duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Company, duly executed by the Holder thereof or by his attorney-in-fact, duly authorized in writing; and

                  (y) in the case of Shares, such request shall be accompanied by the following additional information and documents (all of which may be submitted by facsimile), as applicable:

                           (i) if such Shares are being transferred (1) to a "qualified institutional buyer" (as defined in Rule 144A) in accordance with Rule 144A or (2) pursuant to an exemption from registration in accordance with Rule 144 (and based on an opinion of counsel if the Company so requests) or (3) pursuant to an effective registration statement under the Securities Act, a certification to that effect;

                           (ii) if such Shares are being transferred pursuant to an exemption from registration in accordance with Rule 904 under the Securities Act (and based on an opinion of counsel if the Company so requests), a certification to that effect; or

                           (iii) if such Shares are being transferred in reliance on another exemption from the registration requirements of the Securities Act (and based on an opinion of counsel if the Company so requests), a certification to that effect.

         8. REPRESENTATIONS AND WARRANTIES. The Company represents and warrants to the Holder as follows:

                  (a) ORGANIZATION AND POWERS. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; and (ii) has all the requisite power and authority to carry on its business and to execute, deliver and perform its obligations under this Warrant.

                  (b) AUTHORIZATION; NO CONFLICT. The offer and sale of the Warrant and the Common Stock underlying the Warrant, and the execution, delivery and performance by the Company of the Warrant have been duly authorized by all necessary corporate action of the Company and do not and will not (i) contravene the Company's articles of incorporation or bylaws; (ii) result in a breach or default under any material instrument, contract or other agreement to which the Company is a party; or (iii) violate any provision of any law, rule, regulation, order, judgment, decree or the like binding on or affecting the Company.

                  (c) BINDING OBLIGATIONS. The Warrant constitutes, or will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding of equity or at law.

                  (d) SHARES DULY ISSUED, FULLY PAID AND NON-ASSESSABLE. The Shares, when issued upon the exercise of this Warrant pursuant to the terms hereof, shall be duly issued, fully paid and non-assessable.

                  (e) NO REGISTRATION. The offer and sale of the Warrant and the underlying Shares of Common Stock are exempt from the registration and prospectus delivery requirements of the Securities Act.

         9. REGISTRATION RIGHTS. The Holder shall have such registration rights with respect to the Shares as specified in that certain Registration Rights and Lock-Up Agreement dated as of September 29, 1999, as amended by the First Amendment to Registration Rights and Lock-Up Agreement dated as of even date herewith.

         10. PRESS RELEASES. The Holder shall consent to the form and content of all press releases or public announcements that shall be made concerning this Warrant and the transactions contemplated hereby, and the Company shall not make any press release or public announcement without the Holder's prior written consent, which consent shall not be unreasonably withheld.

         11.      MISCELLANEOUS.

                  (a) The terms of this Warrant shall be binding upon and shall inure to the benefit of any successors or assigns of the Company and of the holder or holders hereof and of the Common Stock issued or issuable upon the exercise hereof.

                  (b) No Holder, as such, shall be entitled to vote or receive dividends or be deemed to be a stockholder of the Company for any purpose, nor shall anything contained in this Warrant be construed (i) to confer upon the Holder, as such, any rights of a stockholder of the Company, or any right to vote, give or withhold consent to any corporate action, receive notice of meetings, receive dividends or subscription rights, or otherwise, or (ii) as imposing any obligation on the Holder to purchase any securities or any liability as a stockholder of the Company, whether such obligation or liabilities are asserted by the Company or its creditors.

                  (c) Receipt of this Warrant by the Holder hereof shall constitute acceptance of and agreement to the foregoing terms and conditions.

                  (d) The Company will not, by amendment of its certificate of incorporation or bylaws or through any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all actions as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

                  (e) Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or distribution, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrants, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like date and tenor.

                  (f) Any provision of this Warrant may be amended, waived or modified upon the written consent of the Company and the Holder.

                  (g) The Company hereby agrees that at all times there shall be reserved for issuance and/or deliver upon exercise of this Warrant, free from preemptive rights, such number of authorized but unissued shares of Common Stock as from time to time shall be required for issuance or delivery upon exercise of this Warrant. The Company further agrees that it will promptly to take all action as may from time to time be required in order to permit the holder hereof to exercise this Warrant and the Company duly and effectively to issue shares of Common Stock hereunder.

                  (h) This Warrant shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws provisions thereof.



               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer.

Dated: October 27, 1999


                                           CAIS INTERNET, INC.:





                                           /s/ WILLIAM M. CALDWELL, IV
                                           -------------------------------------
                                               William M. Caldwell, IV
                                               President

                                                                  EXECUTION COPY

                                    EXHIBIT D

                    REGISTRATION RIGHTS AND LOCK-UP AGREEMENT


         This REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this "AGREEMENT"), dated as of September 29, 1999, by and between CAIS Internet, Inc., a Delaware corporation (the "COMPANY"), and U.S. Telesource, Inc., a Delaware corporation (the "HOLDER").

                              W I T N E S S E T H:

         WHEREAS, the Company and the Holder have entered into a certain Series C Preferred Stock Purchase Agreement of even date herewith (the "PURCHASE AGREEMENT"), pursuant to which the Company will sell to the Holder, and the Holder will purchase from the Company, 125,000 shares of the Company's Series C Preferred Stock, par value $.01 per share (the "SHARES"); and

         WHEREAS, the execution and delivery of this Agreement is a condition precedent to the consummation of the purchase of the Shares pursuant to the Purchase Agreement (the "PURCHASE");

         NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1.       DEFINITIONS.

                  As used in this Agreement, the following capitalized defined terms shall have the following meanings:

                  "CAIS PROSPECTUS" shall have the meaning set forth in Section 7(d) hereof.

                  "CAIS SEC REPORTS" shall have the meaning set forth in Section 7(d) hereof.

                  "COMMON STOCK" shall mean the Common Stock, par value $.01 per share, of the Company.

                  "COMPANY" shall have the meaning set forth in the preamble and also shall include the Company's successors.

                  "DEMAND PERIOD" shall have the meaning set forth in Section 3.

                  "DEMAND REGISTRATION" shall have the meaning set forth in
Section 3.

                  "DEMAND REGISTRATION REQUEST" shall have the meaning set forth in Section 3.

                  "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended from time to time.

                  "FAIR MARKET VALUE" means, per share of Common Stock, (i) if the Common Stock is traded on a national securities exchange or system, or is actively traded over-the-counter, the average of the closing sales prices for the Common Stock on such exchange or system or format for the two (2) trading days preceding, but not including, the date of a Demand Registration Request, or
(ii) if the Common Stock is not so traded, the fair market value as determined in the discretion of the Board of Directors of the Company.

                  "FORM S-1" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

                  "HOLDER" shall have the meaning set forth in the preamble.

                  "PURCHASE" shall have the meaning set forth in the preamble.

                  "OFFERING" shall mean the sale of Registrable Securities in connection with any public offering.

                  "OTHER HOLDER" shall have the meaning set forth in Section 5(c) hereof.

                  "PERSON" shall mean an individual, partnership, limited liability company, corporation, trust, unincorporated organization or other entity, or a government or agency or political subdivision thereof.

                  "PIGGYBACK NOTICE" shall have the meaning set forth in Section 5(a) hereof.

                  "PIGGYBACK REGISTRATION" shall have the meaning set forth in
Section 5(a) hereof.

                  "PROSPECTUS" shall mean the prospectus included in a Registration Statement for the registration with the SEC of all or a portion of the Registrable Securities, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement and by all other amendments and supplements to such prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.

                  "REGISTRABLE SECURITIES" shall mean any shares of Common Stock issued or issuable upon the conversion of the Holder's Shares in accordance with the Company's Amended and Restated Certificate of Incorporation, as amended, and the Certificate of Designation related to the Shares, excluding, (i) Registrable Securities for which a Registration Statement relating to the sale thereof shall have become effective under the Securities Act or (ii) Registrable Securities which the holder thereof may sell in any one three month period pursuant to Rule 144 under the Securities Act (or such successor rule as may be adopted).

                  "REGISTRATION EXPENSES" shall mean any and all expenses incident to performance of or compliance with the registration rights granted under Section 3, Section 4 or Section 5 of this Agreement, including, without limitation: (i) all SEC, stock exchange or National Association of Securities Dealers, Inc. (the "NASD") registration and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualification of any of the Registrable Securities and the preparation of a blue sky memorandum) and compliance with the rules of the NASD,
(iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus, certificates and other documents relating to the performance of and compliance with this Agreement, (iv) all fees and expenses incurred in connection with the listing, if any, of any of the Registrable Securities on any securities exchange or exchanges pursuant to Section 6(1) hereof, and (v) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance. Registration Expenses shall specifically exclude underwriting discounts and commissions, the fees and disbursements of counsel representing the Holder and transfer taxes, if any, relating to the sale or disposition of Registrable Securities by the Holder, all of which shall be borne by the Holder in all cases.

                  "REGISTRATION STATEMENT" shall mean a registration statement of the Company and any other entity required to be a registrant with respect to such registration statement pursuant to the requirements of the Securities Act which covers some or all of the Registrable Securities, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all materials incorporated by reference therein.

                  "SEC" shall mean the Securities and Exchange Commission.

                  "SECURITIES ACT" shall mean the Securities Act of 1933, as amended from time to time.

                  "SHARES" shall have the meaning set forth in the preamble.

                  "SHELF REGISTRATION" shall have the meaning set forth in
Section 4.

                  "SHELF REQUEST" shall have the meaning set forth in Section 4.

         2.       LOCK-UP AGREEMENT.

                  (a) Holder agrees that it shall not transfer, offer, pledge, sell, contract to sell, grant any options for the sale of or otherwise dispose of, directly or indirectly, any Shares or Registrable Securities held by the Holder through November 21, 1999. If requested by an underwriter of Common Stock, the Holder will reaffirm the agreement set forth in this Section 2 in a separate writing in a form satisfactory to such underwriter. The Company may impose stop-transfer instructions with respect to the Shares or Registrable Securities, subject to the foregoing restriction until the end of said period.

                  (b) Notwithstanding anything in this Agreement to the contrary, in connection with any Offering, the Holder agrees that, if requested by the managing underwriter of the Offering, the Holder shall not, directly or indirectly, sell, offer, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of, any Shares or Registrable Securities, without the prior written consent of the Company and the managing underwriters of the Offering for a period of ninety (90) days from the effective date of the registration statement under the Securities Act relating to such Offering. This restriction shall be binding upon any transferee of the Shares or Registrable Securities and the certificates for the Shares or Registrable Securities shall bear a legend to such effect. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Shares or Registrable Securities until the end of such period.

         3.       DEMAND FOR REGISTRATION.

                  (a) DEMAND PERIOD. From November 21, 1999, until the date that is the second anniversary of the date of this Agreement (the "DEMAND PERIOD"), subject to the terms and conditions set forth herein, the Holder shall have two
(2) opportunities, in addition to other rights enumerated in this Agreement, to have a registration effected under the Securities Act of all or part of its Registrable Securities (a "DEMAND REGISTRATION").

                  (b) DEMAND PROCEDURE.

                           (i) Subject to paragraph (ii) below, during the
Demand Period the Holder may deliver to the Company a written request ("Demand Registration Request") requesting that the Company register any or all of the Holder's Registrable Securities; PROVIDED, HOWEVER, that the Company shall not be required to comply with any Demand Registration Request unless the Holder requests the registration of Registrable Securities having an aggregate Fair Market Value in excess of (i) $5,000,000, with respect to the initial Demand Registration, or (ii) $5,000,000, with respect to the second Demand Registration.

                           (ii) No Demand Registration Request may be made
within six (6) months after any other Demand Registration is declared effective. The Company shall only be required to file one Registration Statement (as distinguished from supplements or pre-effective or post-effective amendments thereto) in response to each Demand Registration Request.

                           (iii) A Demand Registration Request shall (i) set
forth the number of Registrable Securities intended to be sold pursuant to the Demand Registration Request, (ii) disclose whether all or any portion of a distribution pursuant to such registration will be sought by means of an underwriting, and (iii) identify any underwriter or underwriters proposed for the underwritten portion, if any, of such registration.

                           (iv) If the Company receives a Demand Registration
Request in compliance with the terms of this Agreement, then the Company shall, subject to the limitations in paragraphs (v) and (vi) of this section, (i) use its reasonable best efforts to prepare and file as soon as practicable with the SEC a Registration Statement under the Securities Act with respect to all the Registrable Securities that the Holder requested to be registered in the Demand Registration Request, (ii) use its reasonable best efforts to cause such Registration Statement to become effective, and (iii) keep such Registration Statement effective until the earlier of (x) such time as the Holder shall have sold or otherwise disposed of all of their Registrable Securities included in the registration, or (y) sixty (60) days following the effective date of such Registration Statement. A registration requested pursuant to this paragraph (iv) shall not be deemed to have been effected (i) unless a Registration Statement with respect thereto has become effective or (ii) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason, unless (a) such order, injunction or requirement is implemented after the period specified in clause (iii) of the immediately preceding sentence or (b) such order, injunction or requirement is lifted or stayed within thirty
(30) days.

                           (v) It is anticipated that the registration
contemplated under this Section 3 will be accomplished by means of the filing of a Form S-1 or such other appropriate registration form under the Securities Act
(i) as shall be selected by the Company and (ii) as shall permit the disposition of the Registrable Securities being registered in accordance with the intended method or methods of disposition. If the Holder desires to distribute all or part of the Registrable Securities covered by its request by means of an underwriting, they shall so advise the Company in writing in their initial Demand Registration Request as described in paragraph (iii) of this Section. A determination of whether all or part of the distribution will be by means of an underwriting shall be made by the Holder, subject to approval by the Company's Board of Directors. If all or part of the distribution is to be by means of an underwriting, all subsequent decisions concerning the underwriting which are to be made by the Holder pursuant to the terms of this Agreement, which shall include the selection of the underwriter or underwriters to be engaged and the representative, if any, of the underwriters so engaged, shall be made by the Holder, subject to approval by the Company's Board of Directors.

                           (vi) If the parties agree to distribute all or part
of the Registrable Securities through an underwriting, the Holder shall enter into an underwriting agreement consistent with the provisions of this Agreement and otherwise in customary form with the underwriter or underwriters selected for such underwriting.

                  (c) PRIORITY ON DEMAND REGISTRATION. If a Demand Registration is an underwritten Offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities exceeds the number of securities that can be sold in an orderly manner in such Offering within a price range acceptable to the Holder, the Company will include in such registration the number of shares of Registrable Securities requested to be included which, in the opinion of such underwriters, can be sold in an orderly manner within such acceptable price range.

         4.       SHELF REGISTRATION.

                  (a) SHELF REQUEST. If at any time after November 21, 1999, the Company shall receive from a Holder a written request (a "SHELF REQUEST") that the Company register pursuant to Rule 415 under the Securities Act (or any successor rule with similar effect) a delayed offering of all (but not less than all) Registrable Securities, then the Company shall, as promptly as practicable (but in no event more than thirty (30) days after so required or requested pursuant to this Section 4) prepare and file with the SEC, and thereafter shall use its reasonable best efforts to cause to be declared effective, a Registration Statement on an appropriate form under the Securities Act relating to the offer and sale of Registrable Securities by the Holder thereof from time to time in accordance with the methods of distribution set forth in the Registration Statement and Rule 415 under the Securities Act (hereinafter, the "SHELF REGISTRATION"). No Shelf Request may be made within six (6) months after a Demand Registration is declared effective.

                  (b) EFFECTIVE TIME. If the Company receives a Shelf Request in compliance with the terms of this Agreement, then the Company shall use its reasonable best efforts to keep the Registration Statement filed pursuant to this Section 4 continuously effective in order to permit the Prospectus to be lawfully delivered by the Holder, for a period of two (2) years following the latest date Shares were converted into Registrable Securities or such shorter period that will terminate when all the Registrable Securities covered by the Registration Statement (i) have been sold pursuant thereto, or (ii) are no longer restricted securities (as defined in Rule 144 under the Securities Act, or any successor rule thereof). The Company shall be deemed not to have used its reasonable best efforts to keep the Registration Statement filed hereunder effective during the requisite period if it voluntarily takes any action that would result in the Holder not being able to offer and sell such Registrable Securities during that period, unless such action is required by applicable law.

         5.       PIGGYBACK REGISTRATIONS.

                  (a) RIGHT TO PIGGYBACK. If the Company proposes to file any registration statement under the Securities Act for purposes of an offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding (i) Registration Statements filed pursuant to Section 3 or Section 4 of this Agreement or (ii) Registration Statements relating to employee benefit plans or with respect to corporate reorganizations, or other transactions under Rule 145 of the Securities Act) (a "PIGGYBACK REGISTRATION"), the Company will give prompt written notice to the Holder of its intention to effect such a registration (a "PIGGYBACK NOTICE') and, subject to the terms hereof, the Company will include in such registration all Registrable Securities with respect to which the Company

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                                                                   Page 58 of 73

has received a written request for inclusion therein within fifteen (15) days after the date of delivery of the Piggyback Notice. The Company shall use its reasonable best efforts to keep any such Registration Statement effective for up to sixty (60) days. If the Piggyback Registration is an underwritten offering on behalf of the Company, then the Company shall not be required to include any Registrable Securities in such offering unless the Holder enters into a customary form of underwriting agreement in form and substance reasonably satisfactory to the underwriters and the Company.

                  (b) PRIORITY ON PRIMARY REGISTRATIONS. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company will include in such registration, (i) first, the securities the Company proposes to sell, and (ii) second, other securities requested to be included in such registration, including the Registrable Securities (subject to any other priority arrangements existing under registration rights agreements to which the Company is a party as of the date hereof).

                  (c) PRIORITY ON SECONDARY REGISTRATION. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities other than the Holder (the "OTHER Holder"), and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can be sold in an orderly manner in such offering within a price range acceptable to the Other Holder requesting such registration, the Company will include in such registration (i) first, the securities requested to be included therein by the Other Holder requesting such registration, (ii) second, the securities the Company proposes to sell, and (iii) third, other securities requested to be included in such registration, including the Registrable Securities (subject to any other priority arrangements existing under registration rights agreements to which the Company is a party as of the date hereof).

                  (d) SELECTION OF UNDERWRITERS. In the case of an underwritten Piggyback Registration, the Company shall have the right to select the investment banker(s) and manager(s) to administer the Offering.

         6.       REGISTRATION PROCEDURES.

                  In connection with the obligations of the Company with respect to the Registration Statements pursuant to this Agreement, the Company shall:

                  (a) prepare and file with the SEC, within the time periods set forth herein, a Registration Statement, which Registration Statement (i) shall be available for sale of the subject Registrable Securities in accordance with the intended method or methods of distribution by the Holder, and (ii) shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith;

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                                                                   Page 59 of 73

                  (b) subject to the last three sentences of this Section 6(b) and Section 6(i) hereof, (i) prepare and file with the SEC such amendments and post-effective amendments to each such Registration Statement as may be necessary to keep such Registration Statement effective for the applicable period; (ii) cause each such Prospectus to be supplemented by any required prospectus supplement, and as so supplemented, to be filed pursuant to Rule 424 or any similar rule that may be adopted under the Securities Act; (iii) respond as promptly as practicable to any comments received from the SEC with respect to the Registration Statement, or any amendment, post-effective amendment or supplement relating thereto; and (iv) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by each Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the selling holders thereof. Notwithstanding anything to the contrary contained therein, the Company shall not be required to take any of the actions described in subsections (i), (ii), or (iii) above with respect to Registrable Securities under a Demand Registration, Shelf Registration or a Piggyback Registration unless and until the Company has received a Demand Registration Request, Shelf Request or a Piggyback Notice from the Holder that the Holder intends to make offers or sales under the Registration Statement as specified in any such request or notice; PROVIDED, HOWEVER, that the Company shall have ten (10) business days to prepare and file any such amendment or supplement after receipt of the Demand Registration Request, Shelf Request or Piggyback Notice. Once the Holder has delivered a Demand Registration Request, Shelf Request or Piggyback Notice to the Company, the Holder shall promptly provide to the Company such information as the Company reasonably requests in order to describe the Holder and the method of distribution in a post-effective amendment to the Registration Statement or a supplement to the Prospectus. The Holder also shall notify the Company in writing upon completion of such offer or sale or at such time as the Holder no longer intends to make offers or sales under the Registration Statement;

                  (c) furnish to the Holder, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as the Holder may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Securities; the Company consents to the use of the Prospectus, including each preliminary Prospectus, by the Holder in connection with the offering and sale of the Registrable Securities covered by the Prospectus or the preliminary Prospectus;

                  (d) use its reasonable best efforts to register or qualify the Registration Statement by the time the applicable Registration Statement is declared effective by the SEC under all applicable state securities or blue sky laws of such jurisdictions as the Holder shall reasonably request in writing, keep each such registration or qualification effective during the period such Registration Statement is required to be kept effective as provided herein and all other acts and things that may be reasonably necessary or advisable to enable the Holder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by the Holder to the extent required hereunder; PROVIDED, HOWEVER, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction or to register as a broker or dealer in such jurisdiction where it would not otherwise be required to qualify but for this Section 6(d), (ii) subject itself to taxation in any such jurisdiction, or (iii) submit to the general service of process in any such jurisdiction.

                  (e) notify the Holder promptly and, if requested by the Holder, confirm such advice in writing (i) when a Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iii) if the Company receives any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, and (iv) of the happening of any event during the period a Registration Statement is effective as a result of which such Registration Statement or the related Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the Prospectus), not misleading;

                  (f) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment;

                  (g) furnish to the Holder, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

                  (h) cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any Securities Act legend; and enable certificates for such Registrable Securities to be issued for such numbers of shares and registered in such name as the Holder may reasonably request at least two business days prior to any sale of Registrable Securities;

                  (i) subject to the last three sentences of Section 6(b) hereof, upon the occurrence of any event contemplated by Section 6(e)(iv) hereof, use its reasonable best efforts promptly to prepare and file a supplement or prepare, file and obtain effectiveness of a post-effective amendment to a Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                  (j) make available for inspection by representatives of the Holder and any counsel or accountant retained by the Holder, all financial and other records and pertinent corporate documents of the Company, and cause the officers, directors and employees of the Company to supply all information reasonably requested by any such representative, counsel or accountant in connection with a Registration Statement; provided, HOWEVER, that such records, documents or information which the Company determines, in good faith, to be confidential and notifies such representatives, counsel or accountants in writing that such records, documents or information are confidential shall not be disclosed by the representatives, counsel or accountants unless (i) the disclosure of such records, documents or information is necessary to avoid or correct a material misstatement or omission in a Registration Statement; (ii) the release of such records, documents or information is ordered pursuant to a subpoena or order from a court of competent jurisdiction; or (iii) such records, documents or information have been generally made available to the public;

                  (k) a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus, provide copies of such document (not including any documents incorporated by reference therein unless requested) to the Holder;

                  (l) use its reasonable best efforts to cause all Registrable Securities to be listed on any securities exchange on which similar securities issued by the Company are then listed;

                  (m) provide a CUSIP number for all Registrable Securities, not later than the effective date of a Registration Statement;

                  (n) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least twelve (12) months that shall satisfy the provisions of
Section 11(a) of the Securities Act and Rule 158 thereunder; and

                  (o) use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Holder to consummate the disposition of its Registrable Securities.

                  The Company may require the Holder to furnish to the Company in writing such information regarding the proposed distribution by the Holder of the Registrable Securities as the Company may from time to time reasonably request in writing.

                  In connection with and as a condition to the Company's obligations with respect to the Registration Statement, the Holder agrees that:
(i) it will not offer or sell its Registrable Securities under the Registration Statement until it has provided a Demand Registration Request, Shelf Request or a Piggyback Notice, if and to the extent applicable, and has received copies of the supplemental or amended Prospectus contemplated by Section 6(b) hereof and receives notice that any post-effective amendment has become effective; (ii) upon receipt of any notice from the Company of the happening of any event of the kind described in Section 6(e)(iv) hereof, the Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement until the Holder receives copies of the supplemental or amended Prospectus contemplated by Section 6(i) hereof and receives notice that any post-effective amendment has become effective, and, if so directed by the Company, the Holder will deliver to the Company (at the expense of the Company) all copies in its possession, other than permanent file copies then in the Holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice; and (iii) all offers and sales under the Registration Statement shall be completed within sixty (60) days after the first date on which offers or sales can be made pursuant to clause (i) above, and upon expiration of such sixty (60) day period the Holder will not offer or sell its Registrable Securities under the Registration Statement until it has again complied with the provisions of clause (i) of this paragraph.

         Notwithstanding anything to the contrary contained herein, the Company shall have the right to postpone the filing of any Registration Statement hereunder for a reasonable period of time (not exceeding ninety (90) days) if the Company furnishes the Holder a certificate signed by the Chairman of the Board of Directors or the President of the Company stating that in its good faith judgment, the Company's Board of Directors (or the executive committee thereof) has determined that effecting the registration at such time would adversely affect a material financing, acquisition or disposition of assets or securities, merger or other comparable transaction, or would require the Company to make public disclosure of information the public disclosure of which would have a material adverse effect upon the Company.

         Notwithstanding anything to the contrary contained herein, the Company shall cause each Registration Statement and the related Prospectus and any amendment or supplement thereto, as of the effective date of the Registration Statement, amendment or supplement, (i) to comply in all material respects with the applicable requirements of the Securities Act and the rules and regulations of the SEC, and (ii) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         7. INVESTMENT REPRESENTATIONS. With respect to the Shares and the Registrable Securities, the Holder represents and warrants as follows:

                  (a) The Holder, by reason of its business and financial experience, has such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (i) evaluating the merits and risks of an investment in the Shares and making an informed investment decision, (ii) protecting its own interest and
(iii) bearing the economic risk of such investment.

                  (b) The Holder is acquiring the Shares for investment for the Holder's own account, not as a nominee or agent and not with the view to, or any intention of, a resale or distribution thereof, in whole or in part, or the grant of any participation therein. The Holder understands that, except as expressly provided herein, the Shares have not been registered under the Securities Act or state securities laws by reason of a specific exemption from the registration provisions of the Securities Act and applicable state securities laws that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed in this Agreement. The Holder further understands that except as expressly provided herein the Company shall have no obligation to register the Shares or the Registrable Securities under the Securities Act or any state securities laws or to take any action that would make available any exemption from the registration requirements of such laws. The Holder hereby acknowledges that because of the restrictions on transfer or assignment of the Shares to be issued in connection with the Purchase, the Holder may have to bear the economic risk of the investment commitment in the Shares for an indefinite period of time.

                  (c) The Holder will observe and comply with the Securities Act and all applicable state securities and blue sky laws and the rules and regulations promulgated thereunder, as now in effect and as from time to time amended, in connection with any offer, sale, pledge, transfer or other disposition of the Shares or the Registrable Securities. In furtherance of the foregoing, and in addition to any restrictions contained in this Agreement, the Holder will not offer to sell, exchange, transfer, pledge, or otherwise dispose of any of the Shares or the Registrable Securities unless at such time at least one of the following is satisfied:

                           (i) a Registration Statement under the Securities Act
covering the Shares or the Registrable Securities proposed to be sold, transferred or otherwise disposed of, describing the manner and terms of the proposed sale, transfer or other disposition, and containing a current Prospectus, shall have been filed with the SEC and made effective under the Securities Act;

                           (ii) such transaction shall be permitted pursuant to
the provisions of Rule 144;

                           (iii) counsel representing the Holder, satisfactory
to the Company, shall have advised the Company in a written opinion letter reasonably satisfactory to the Company and its counsel, and upon which the Company and its counsel may rely, that no registration under the Securities Act or any applicable state securities law would be required in connection with the proposed sale, transfer or other disposition; or

                           (iv) an authorized representative of the SEC shall
have rendered written advice to the Holder (sought by the Holder or counsel to the Holder, with a copy thereof and of all other related communications delivered to the Company) to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to the proposed sale, transfer or other disposition if consummated.

                  (d) The Holder understands that an investment in the Shares involves substantial risks. Holder has been given the opportunity to make a thorough investigation of the proposed activities of the Company and, upon request to the Company, has been furnished with materials relating to the Company and its proposed activities, including, without limitation, a copy of the Prospectus dated May 20, 1999 (the "CAIS Prospectus")

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                                                                   Page 64 of 73

and all reports filed by the Company with the SEC since May 20, 1999 (the "CAIS SEC Reports"). The Holder has been afforded the opportunity to obtain any additional information deemed necessary by the Holder to verify the accuracy of any representations made or information conveyed to the Holder. The Holder confirms that all documents, records and books pertaining to its investment in the Shares and requested by the Holder have been made available or delivered to the Holder. The Holder has had an opportunity to ask questions of and receive answers from the Company, or from a person or persons acting on the Company's behalf, concerning the terms and conditions of this investment. The Holder has relied upon, and is making its investment decision upon, the CAIS Prospectus, the CAIS SEC Reports, the representations and warranties of the Company set forth in the Purchase Agreement and other information publicly available about the Company.

                  (e) The Holder has no knowledge of any causes of action or other claims that could have been or in the future might be asserted by the Holder against the Company or any of its predecessors, successors, assigns, directors, employees, agents or representatives arising out of facts or circumstances occurring at any time on or prior to the date hereof and in any way relating to any duty or obligation of the Holder.

         8. RESTRICTIVE LEGEND. All certificates representing the Shares deliverable to the Holder pursuant to the Purchase Agreement and any certificates subsequently issued with respect thereto or in substitution therefor, unless a sale, transfer or other disposition is executed pursuant to one or more of the alternative conditions set forth in Section 6(c) shall have occurred, or unless the conditions of paragraph (k) of Rule 144 promulgated under the Securities Act shall have been satisfied, shall bear a legend substantially as follows, in addition to any legend the Company determines is required pursuant to any applicable legal requirement:

         "The shares represented by this certificate may not be offered, sold, pledged, transferred or otherwise disposed of except in accordance with the requirements of the Securities Act of 1933, as amended, and the other conditions specified in that certain Series C Preferred Stock Purchase Agreement dated as of September 29, 1999 and that certain Registration Rights and Lock-Up Agreement dated as of September 29, 1999, copies of which agreements CAIS Internet, Inc. will furnish, without charge, to the holder of this certificate upon written request therefor."

The Company, at its discretion, may cause a stop transfer order to be placed with its transfer agent with respect to the certificates for the Shares but not as to the certificates for any part of the Shares as to which said legend is no longer appropriate when one or more of the alternatives set forth in Section 7(c) shall have been satisfied or the conditions of paragraph (k) of Rule 144 promulgated under the Securities Act shall have been satisfied.

         9.       INDEMNIFICATION; CONTRIBUTION.

                  (a) INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless the Holder and its officers and directors and each Person, if any, who controls the Holder within the meaning of Section 15 of the Securities Act as follows:

                           (i) against any and all loss, liability, claim,
damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) pursuant to which the Holder's Registrable Securities were registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                           (ii) against any and all loss, liability, claim,
damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, if such settlement is effected with the written consent of the Company; and

                           (iii) against any and all expense (including
reasonable fees and disbursements of counsel), as reasonably incurred in investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, in each case whether or not a party, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above, PROVIDED, HOWEVER, that the indemnity provided pursuant to this Section 9(a) does not apply to the Holder with respect to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Holder expressly for use in a Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto).

                  (b) INDEMNIFICATION BY HOLDER. The Holder agrees to indemnify and hold harmless the Company and its directors and officers (including each director and officer of the Company who signed the Registration Statement), and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, to the same extent as the indemnity contained in Section 9(a) hereof (except that any settlement described in Section 9(a)(ii) shall be effected with the written consent of the Holder), but only insofar as such loss, liability, claim, damage or expense arises out of or is based upon any untrue statement or omission, or alleged untrue statement or omission, made in a Registration Statement (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by the Holder expressly for use in such Registration Statement (or amendment thereto) or such Prospectus (or any amendment or supplement thereto). In no event shall the liability of the Holder under this Section 9(b) be greater in amount than the dollar amount of the proceeds received by the Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

                  (c) CONDUCT OF INDEMNIFICATION PROCEEDINGS. Each indemnified party shall give reasonably prompt notice to the indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify the indemnifying party (i) shall not relieve it from any liability that it may have under the indemnity agreement provided in Section 9(a) or (b) above, unless and to the extent it did not otherwise learn of such action and the lack of notice by the indemnified party results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) shall not relieve, in any event, the indemnifying party from any obligations to the indemnified party other than the indemnification obligation provided under Section 9(a) or (b) above. If the indemnifying party so elects within a reasonable time after receipt of such notice, the indemnifying party may assume the defense of such action or proceeding at the indemnifying party's own expense with counsel chosen by the indemnifying party and approved by the indemnified party defendant in such action or proceeding, which approval shall not be unreasonably withheld; PROVIDED, HOWEVER, that, if the indemnified party reasonably determines that a conflict of interest exists where it is advisable for such indemnified party to be represented by separate counsel or that, upon advice of counsel, there may be legal defenses available to it that are different from or in addition to those available to the indemnifying party, then the indemnifying party shall not be entitled to assume such defense and the indemnified party shall be entitled to one separate counsel at the indemnifying party's expense. If the indemnifying party is not entitled to assume the defense of such action or proceeding as a result of the proviso to the preceding sentence, the indemnifying party's counsel shall be entitled to conduct the indemnifying party's defense and counsel for the indemnified party shall be entitled to conduct the defense of the indemnified party, it being understood that both such counsel will cooperate with each other to conduct the defense of such action or proceeding as efficiently as possible. In such event, however, no indemnifying party will be liable for any settlement effected without the written consent of the indemnifying party. If the indemnifying party is entitled to assume, and assumes, the defense of such action or proceeding in accordance with this paragraph, the indemnifying party shall not be liable for the fees and expenses of counsel for the indemnified party incurred thereafter in connection with such action or proceeding.

                  (d) CONTRIBUTION. In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in this Section 8 is held to be unenforceable for any reason even though it is applicable in accordance with its terms, the Company and the Holder shall contribute to the aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by this indemnity agreement incurred by the Company and the Holder, in such proportion as is appropriate to reflect the relative fault of and benefits to the Company on the one hand and the Holder on the other, in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relative equitable considerations. The relative benefits to the indemnifying party and indemnified party shall be determined by reference to, among other things, the total proceeds received by the indemnified party and the indemnifying party in connection with the Offering to which such losses, claims, damages, liabilities or expenses relate. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, the indemnifying party or the indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action.

                  The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 9(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 9(d), the Holder shall not be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities were offered to the public exceeds the amount of any damages that the Holder has otherwise been required to pay by reason of such untrue statement or omission.

                  Notwithstanding the foregoing, no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), each Person, if any, who controls a holder within the meaning of Section 5 of the Securities Act and directors and officers of a holder shall have the same rights to contribution as such holder, and each director of the Company, each officer of the Company who signed the Registration Statement and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as the Company.

         10.      RULE 144 SALES.

                  (a) The Company covenants that it will file the reports required to be filed by the Company under the Securities Act and the Securities Exchange Act, as amended, so as to enable the Holder to sell the Registrable Securities pursuant to Rule 144 under the Securities Act, to the extent such securities are otherwise transferable.

                  (b) In connection with any sale, transfer or other disposition by the Holder of any Registrable Securities pursuant to Rule 144 under the Securities Act, the Company shall cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any Securities Act legend, and enable certificates to be for such number of shares and registered as the Holder may reasonably request at least two business days prior to any sale of Registrable Securities.

         11.      MISCELLANEOUS.

                  (a) AMENDMENTS AND WAIVERS. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company and the Holder. Notice of any amendment, modification or supplement to this Agreement adopted in accordance with this Section 10(a) shall be provided by the Company to the Holder at least thirty (30) days prior to the effective date of such amendment, modification or supplement.

                  (b) NOTICES. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or any courier guaranteeing overnight delivery, (i) if to the Holder, at the most current address given by the Holder to the Company by means of a notice given in accordance with the provisions of this Section 10(b), or (ii) if to the Company, at 1255 22nd Street, N.W., Washington, D.C. 20037, Attention: Chief Executive Officer.

                  All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt is acknowledged, if telecopied; or at the time delivered if delivered by an air courier guaranteeing overnight delivery.

                  (c) SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns as permitted hereunder of each of the parties and, except as provided in Section 9 hereof, no other Person shall acquire or have any right under or by virtue of this Agreement. No purchaser of the Shares from the Holder shall be deemed a successor or assign by reason of such purchase. The benefits and obligations of the Holder under this Agreement may be assigned only by a written instrument signed by the Holder and such assignee. If any successor or such an assignee of the Holder shall acquire Registrable Securities, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement.

                  (d) COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                  (e) HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

                  (f) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF

THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PROVISIONS THEREOF.

                  (g) SPECIFIC PERFORMANCE. The parties hereto acknowledge that there would be no adequate remedy at law if either party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of the other party under this Agreement in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction.

                  (h) ENTIRE AGREEMENT. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                  (i) ADDITIONAL ACTIONS AND DOCUMENTS. The parties hereto shall take or cause to be taken such further actions, shall execute, deliver and file, or cause to be executed, delivered or filed, such further documents and instruments, and shall obtain such consents as may be necessary or as the other party may reasonably request, without the payment of further consideration, in order fully to effectuate the purposes, terms and conditions of this Agreement.



                    [SIGNATURES APPEAR ON THE FOLLOWING PAGE]

         IN WITNESS WHEREOF, the parties have executed this Registration Rights and Lock-Up Agreement as of the date first written above.

                              CAIS INTERNET, INC.



                              By: /s/ ULYSSES G. AUGER, II
                                 -----------------------------------------
                              Name:   ULYSSES G. AUGER, II
                                   ---------------------------------------
                                      Chief Executive Officer


                              U.S. TELESOURCE, INC.


                              By: /s/ MARC B. WEISBERG
                                 -----------------------------------------
                              Name:   MARC B. WEISBERG
                                   ---------------------------------------

                              Address:  700 Qwest Tower
                                        555 Seventeenth Street

                               FIRST AMENDMENT TO
                    REGISTRATION RIGHTS AND LOCK-UP AGREEMENT


         This FIRST AMENDMENT TO REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this "AMENDMENT"), is dated as of October 27, 1999, by and between CAIS Internet, Inc., a Delaware corporation (the "COMPANY"), and U.S. Telesource, Inc., a Delaware corporation (the "HOLDER"). Except as otherwise provided below, all undefined, capitalized terms used herein will have the meanings ascribed to such terms in that certain Registration Rights and Lock-Up Agreement dated as of September 29, 1999, by and between the Company and the Holder (the "AGREEMENT").

                              W I T N E S S E T H:

         WHEREAS, the Company and the Holder have entered into the Agreement, pursuant to which the Company granted to the Holder certain registration rights with respect to shares of Common Stock issued or issuable upon the conversion of the Holder's Shares in accordance with the Company's Amended and Restated Certificate of Incorporation, as amended, and the Certificate of Designation related to the Shares, and the Holder agreed to certain transfer restrictions with respect to the Shares; and

         WHEREAS, the Company has issued to the Holder a certain Common Stock Warrant of even date herewith (the "WARRANT") that entitles the Holder to purchase from the Company up to 500,000 shares of Common Stock of the Company (the "WARRANT SHARES"), and the Company and the Holder desire that the same registration rights and transfer restrictions applicable to the Shares apply to the Warrant Shares;

         NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1.       AMENDMENT TO AGREEMENT.

                  Upon execution of this Amendment, the Agreement will be amended by deleting the definition of the term "Registrable Securities" in its entirety from Section 1 thereof and replacing such definition as follows:

                  "REGISTRABLE SECURITIES" shall mean any shares of Common Stock issued or issuable upon (i) the conversion of the Holder's Shares in accordance with the Company's Amended and Restated Certificate of Incorporation, as amended, and the Certificate of Designation related to the Shares, and (ii) the exercise of the Warrant, but excluding, in each case, (x) Registrable Securities for which a Registration Statement relating to the sale thereof shall have become effective under the Securities Act or (y) Registrable Securities which the holder thereof may sell in any one three month period pursuant to Rule 144 under the Securities Act (or such successor rule as may be adopted).

         2.       OTHER TERMS.

                  Except as otherwise provided herein, all other terms and conditions of the Agreement will remain in full force and effect.



                    [SIGNATURES APPEAR ON THE FOLLOWING PAGE]

         IN WITNESS WHEREOF, the parties have executed this First Amendment to Registration Rights and Lock-Up Agreement as of the date first written above.

                                            CAIS INTERNET, INC.



                                            By: /s/ WILLIAM M. CALDWELL IV
                                                --------------------------------
                                            Name:   William M. Caldwell IV
                                                 -------------------------------


                                            U.S. TELESOURCE, INC.


                                            By:  /s/ MARC B. WEISBERG
                                                --------------------------------
                                            Name:    MARC B. WEISBERG
                                                --------------------------------